                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration Number 333-16219


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 4, 1996)

                               2,200,000 SHARES

                             STORAGE TRUST REALTY

                                 COMMON SHARES

                               ----------------

  Storage Trust Realty (the "Company") is a self-administered and self-managed real estate investment trust (a "REIT") engaged in the self-storage business. The Company, which began operations through a predecessor in 1974, owns, manages, acquires and develops self-storage facilities primarily in the Southern, Mid-Atlantic, Midwestern and Western regions of the United States. At September 30, 1997, the Company owned or operated a geographically diverse portfolio of 193 self-storage facilities (the "Facilities") located in 16 states and containing an aggregate of approximately 10.1 million net rentable square feet.

  All of the common shares of beneficial interest of the Company, $.01 par value per share (the "Common Shares"), offered hereby are being offered by the Company (the "Offering"). The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "SEA." On October 15, 1997, the last reported sale price of the Common Shares on the NYSE was $24 13/16. See "Price Range of Common Shares and Distribution History."

  To ensure that the Company maintains its qualification as a REIT for federal income tax purposes, it expects to continue to pay regular quarterly distributions to its shareholders. In addition, the Declaration of Trust of the Company restricts the ownership of more than 6% of the Common Shares by any person or affiliated group, with certain exceptions.

  The 2,200,000 Common Shares offered hereby will be purchased from the Company by BancAmerica Robertson Stephens (the "Underwriter") at a price of $23.70 per share for an aggregate purchase price of $52,140,000. The Company has granted the Underwriter an option for 30 days to purchase up to 330,000 additional Common Shares at the same price solely to cover over-allotments. If such option is exercised in full, the total proceeds to the Company will be $59,961,000, before deducting expenses payable by the Company (estimated at $150,000).

  The Common Shares may be offered by the Underwriter from time to time in one or more transactions (which may involve block transactions) on the NYSE, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at prices otherwise negotiated. See "Underwriting."

                               ----------------

  THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES
    AND   EXCHANGE  COMMISSION,  NOR  HAS  THE  SECURITIES   AND  EXCHANGE
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS  SUPPLEMENT OR  THE ACCOMPANYING PROSPECTUS.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                               ----------------

  The Common Shares are being offered by BancAmerica Robertson Stephens as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the certificates for the Common Shares will be ready for delivery in New York, New York, on or about October 21, 1997.

                               ----------------

                        BANCAMERICA ROBERTSON STEPHENS

                               ----------------

          The date of this Prospectus Supplement is October 15, 1997.

 NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT                          PROSPECTUS


                                      PAGE
                                      ----
The Company..........................  S-3
Recent Developments..................  S-7
The Offering......................... S-10
Use of Proceeds...................... S-10
Price Range of Common Shares and
 Distribution History................ S-11
Business and Properties.............. S-12
Capitalization....................... S-21
Selected Financial Information....... S-22
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations....................... S-24
Management........................... S-26
Recent Legislation................... S-28
Underwriting......................... S-30
Experts.............................. S-31
Legal Matters........................ S-31

                                                              PAGE
                                                              ----
                         Available Information..............    2
                         Incorporation by Reference.........    2
                         The Company........................    3
                         Use of Proceeds....................    3
                         Description of Common Shares.......    3
                         Description of Common Share
                          Warrants..........................    6
                         Description of Shareholder Purchase
                          Rights............................    8
                         Certain Provisions of Maryland Law
                          and of the Company's Declaration
                          of Trust and Bylaws...............    9
                         Federal Income Tax Considerations..   11
                         Certain United States Tax
                          Considerations for Non-U.S.
                          Shareholders......................   19
                         Plan of Distribution...............   22
                         Experts............................   23
                         Legal Matters......................   23


  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF COMMON SHARES TO COVER SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE
"UNDERWRITING."

  The following discussion is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement, the accompanying Prospectus or incorporated therein by reference. Unless indicated otherwise, the information contained in this Prospectus Supplement (i) assumes no exercise of the Underwriter's over-allotment option and (ii) except as otherwise indicated, is presented as of September 30, 1997. All references to the "Company" in this Prospectus Supplement and the accompanying Prospectus or incorporated therein by reference shall be deemed to include the Company, its predecessors, and those entities of which the Company controls or owns a majority of the economic interests, unless the context indicates otherwise.

                                  THE COMPANY

  The Company is a self-administered and self-managed REIT engaged in the self-storage business. As of September 30, 1997, the Company owned or operated a geographically diverse portfolio of 193 self-storage Facilities in 16 states throughout the Southern, Mid-Atlantic, Midwestern and Western regions of the United States, containing an aggregate of approximately 10.1 million net rentable square feet. The Facilities offer a broad range of features and amenities to customers, including uniformed customer-service-oriented facility managers, door alarms, lighting systems, video cameras, twenty-four hour computer-controlled access, climate-controlled storage spaces, attractive buildings and wide drive aisles.

  The Company believes that it is one of the largest owners and operators of self-storage facilities in the United States. The Company wholly owns 181 of the Facilities and owns an interest in two of the Facilities through joint ventures. Eleven of the Facilities are managed by Storage Realty Management Co. (the "Management Company"), including one of the joint venture Facilities. Since the Company's initial public offering in November 1994 (the "IPO"), the Company has acquired a total of 128 Facilities and exchanged 18 Facilities, representing a net total investment (defined as the original purchase price plus all capitalized costs related to those properties) of approximately $295 million. This represents an increase in the number of Facilities which it owns and/or operates of 119%, and an increase in net rentable square footage of 153%, since the IPO. From January 1, 1997 to September 30, 1997, the Company acquired 32 self-storage facilities for a combined purchase price of $84.5 million. In two separate transactions during 1997, the Company exchanged 16 facilities comprising approximately 689,000 net rentable square feet for ten facilities (included in the acquisition totals above). These acquisitions and exchanges were strategically chosen to increase the Company's presence in certain existing markets, to access attractive new markets or to decrease the Company's presence in markets perceived to have limited opportunity for growth. The Company intends to continue to grow through acquisitions, expansions, conversions and developments. The Company believes that the recently acquired Facilities as well as self-storage facilities which may be acquired or developed in the future have been and can be efficiently integrated into its operations due to the Company's centralized operating procedures and management information systems.

  Management believes that the Company's future growth will be determined in part by certain characteristics of the self-storage industry, including the
(i) low level of consumer sensitivity to rent increases, (ii) lack of concentrated ownership, (iii) shortage of skilled operators, (iv) economies of scale and (v) increasing customer base. Based on information published in Inside Self-Storage (August 1997) , the ten largest operators of self-storage properties control approximately 3,160 facilities, which the Company believes constitute approximately 13% of all of the self-storage facilities in the United States. Of the remaining self-storage facilities in the United States, most are owned and operated by single-site owners or other small operators. The Company believes that the fragmented ownership and shortage of skilled operators in the self-storage industry will continue to lead to significant opportunities for growth through acquisitions in the near term for those participants in the self-storage industry who possess sufficient capital resources and effective operational skills.

  The Company intends to increase cash available for distribution per share and enhance shareholder value by (i) managing the Facilities and expanding them where economically feasible, (ii) acquiring additional self-storage facilities, (iii) converting other commercial real estate into self-storage facilities and (iv) developing new self-storage facilities.

  In November 1994, the Company completed its IPO of 5,859,282 Common Shares, which resulted in net proceeds of approximately $92.1 million. In June 1995, the Company completed a second public offering of 2,875,000 Common Shares, which resulted in net proceeds of approximately $53.6 million. In July 1996, the Company completed a third public offering of 4,140,000 Common Shares, which resulted in net proceeds of approximately $78.9 million.

HISTORY OF BHC

  Burnam Holding Companies Co. and certain of its affiliates, the Company's predecessor (collectively, "BHC"), developed one of the first self-storage facilities in the Midwestern United States in 1974. Between 1974 and the IPO, the Company's management, through BHC, developed 36 self-storage facilities and oversaw the acquisition, development and management of more than 6.5 million square feet of self-storage facilities. The Company believes that, over the last 20 years, BHC has historically been at the leading edge of many innovations in the self-storage industry such as:

  .  Developing computer software packages exclusively for self-storage
     (1978)--Prior to the mid 1980's there were no nationally established software vendors for the industry. Driven by the need to manage multiple facilities from a central office location, BHC developed its own application software system and has subsequently developed three successive generations of this software. The Company employs three full-time employees in its management information systems department to support the on-site managers.

  . Establishing an industry lobby (1978)--Many states did not have statutes regulating the collection of delinquent accounts for the self-storage industry. BHC helped form industry trade groups which lobbied for and passed self-storage legislation in Missouri, Florida and Mississippi.

  . Developing standardized manuals and training guides (1981)--As BHC grew and began to operate in many locations and different states, training and retaining the proper personnel became increasingly important. In response, BHC created a comprehensive training manual and training programs for its facility managers.

  . Introducing climate-controlled storage (early 1980's)--As BHC began development on the Gulf Coast, the need for a low humidity storage environment became apparent. In the following years, BHC found a growing demand for this premium product. BHC actively converted existing regular storage space to climate control and added new climate-controlled storage space additions to existing facilities.

  . Installing computer-controlled access gates (1982)--BHC began incorporating computer-controlled access gates into its operations in recognition of customer concerns regarding convenience, safety and security.

  . Conducting facility managers' conventions (1984)--BHC held what it believes was the first facility managers' convention in the self-storage industry. In a retreat style format, the managers convention is now held every 18 months, and, in the Company's opinion, has proven an excellent tool for training and team building exercises.

  . Establishing direct marketing (1990)--BHC developed the "40 Hit List" marketing program for its facility managers addressing specific techniques such as effective telephone sales and community marketing. BHC believes that its management techniques for self-storage facilities, as well as its conservative approach to the development of new properties and ability to acquire existing properties, enabled BHC to continue to grow its business during difficult times.

  . Establishing Storage Trust University (1994)--The Company developed a centralized training academy for storage managers in the self-storage industry.

  . Installing SiteGard Video Surveillance Systems (1996)--The Company developed and installed its first property security camera display and system. By the end of 1998, all of the Facilities sites will be equipped with SiteGard.

  . Partnering with U-Haul Truck Rentals (1996)--The Company became the world's largest dealer of U-Haul Rental trucks in an exclusive marketing agreement. This synergistic arrangement has resulted in more units being rented and additional income from product sales such as boxes and moving supplies.

  . Establishing Site Link (1997)--E-mail network to all Company locations was established. Site Link provides for the rapid transmission of selected operational documents, thus providing for more immediate decision making.

BUSINESS OBJECTIVES AND OPERATING STRATEGIES

 Business Objectives

  The Company's primary objectives are to increase cash available for distribution and enhance shareholder value. These objectives are accomplished by (i) managing the Facilities and expanding them where economically feasible,
(ii) acquiring existing self-storage facilities, (iii) converting other commercial real estate into self-storage facilities and (iv) developing new self-storage facilities. The Company's strategies for accomplishing these objectives are:

 Internal Growth Strategies

  The Company's internal growth strategy is to increase cash flow at the Facilities (and any additional facilities hereafter acquired) by (i) aggressively increasing rents on a regular basis, (ii) containing costs and improving operating leverage and (iii) selectively expanding the Facilities, which includes the addition of climate controlled space.

  . Increasing Rents--Revenues are increased through the use of sales and marketing programs that are customized for each location and an aggressive leasing program. The Company pursues an objective of being a price leader in its local markets and will attempt to increase rents at all of the Facilities throughout the year. The Company has a general policy that, as occupancy of all same-size units at a particular Facility nears 90%, it will consider increasing rents applicable to those units. The Company plans to continue this strategy at the Facilities and to implement it at facilities that may be acquired or developed in the future.

  . Containing Costs and Improving Operating Leverage--The Company seeks to increase cash flow by containing facility operating expenses and spreading corporate overhead expense over an increasing number of facilities. The Company believes that new facilities can be added to the portfolio with very little additional overhead expense because of the Company's operating procedures, decentralized management structure and management information systems. The use of regional managers and district managers allows the Company to minimize the levels of management between on-site managers and senior management.

  . Expanding the Facilities--Many of the Facilities maintain levels of occupancy that when combined with local demand may make it economically feasible to expand existing storage space. Additionally, in several of the Company's markets, there is increasing demand for climate controlled space which the Company currently rents for a premium over non-climate controlled space. The Company constantly explores opportunities to add new climate controlled space or convert existing space to climate controlled space.

 External Growth Strategies

  The Company's external growth strategy focuses on (i) selectively acquiring additional self-storage facilities, (ii) converting other real estate properties into self-storage facilities and (iii) developing new facilities.

The Company's management consists of experienced acquisition, development, operations and finance personnel who, when evaluating potential opportunities for acquisition, development and conversion, analyze employment, population and income trends, proximity to major transportation arteries, retail centers and commercial services, visibility and other market data.

  . Acquiring Existing Facilities--The Company intends to acquire self-storage facilities that are (i) in the Company's geographic regions of operations where the Company can achieve greater market penetration and economies of scale or in attractive new markets and in new geographic regions where the Company can acquire sufficient facilities to achieve economies of scale, (ii) available at attractive prices or currently underperforming and (iii) capable of enhanced performance through the application of the Company's management expertise. The Company focuses on acquisitions of Facilities of sufficient size to provide attractive operating efficiencies. The Company believes attractive opportunities exist to acquire self-storage facilities because of the fragmented ownership throughout the industry and the shortage of skilled operators. By actively targeting underperforming facilities or facilities where the Company can apply its proven management techniques, the Company believes that it will be able to enhance its yields by maximizing cash flows at such properties. In addition, the Company believes it has the ability to attract potential sellers of self-storage properties by offering units ("Units") representing ownership interests in Storage Trust Properties, L.P. (the "Operating Partnership") in exchange for such properties, thus allowing the sellers to defer taxes which would otherwise be payable upon a profitable sale of property.

  . Converting Other Real Estate into Self-Storage Facilities--The Company also has the ability to perform complex conversions of other real estate buildings into self-storage facilities, especially in metropolitan markets where new development or acquisitions may not be economically feasible. The Company believes that in certain markets the costs relating to conversion or redevelopment can be substantially less than those of acquisition or development. Additionally, the Company believes that conversions can simultaneously provide rapid in-fill of current regions of the Company's markets at attractive capitalization rates. Previously completed conversion projects include an automobile dealership in St. Louis, Missouri, a hotel in New Orleans, Louisiana, and a former shoe warehouse in Atlanta, Georgia.

  . Developing New Facilities--The Company intends to develop self-storage facilities in certain of its markets where there are favorable demographics and where suitable acquisitions may not be available. New development may be done by the Company or by joint ventures in which the Company has an interest. This development capability will allow the Company the opportunity to grow when acquisition opportunities are not plentiful or economically attractive. In making its decision to develop a facility, the Company obtains information such as census data for the relevant market with respect to population density, income levels and the relative proportions of rental, commercial and residential space. In addition, the Company weighs the costs of acquisition, as measured by recent market sales or bids, versus the costs of development, including construction, land acquisition and site preparation. The Company intends to develop self-storage facilities where it believes there are strong barriers to entry, such as a limited number of suitable sites with the requisite zoning. The Company also intends to focus on development of facilities of sufficient size to provide attractive operating efficiencies.

 Dispositions and Exchanges

  Management constantly reviews the Facilities comprising the Company's portfolio. The Company has no current intention to dispose of any of the Facilities, but may do so in the future. Any decision to dispose of a particular Facility is based on a variety of factors, including, but not limited to, (i) the strategic fit with the rest of the Company's portfolio,
(ii) the potential to continue to increase cash flow and value in the particular market, (iii) the current market value and (iv) alternate uses of capital. The Company may dispose of Facilities for cash or other consideration or may exchange Facilities with other entities, including other publicly-held self-storage REITs.

                              RECENT DEVELOPMENTS

  During 1997, the Company has expanded its portfolio of facilities and its operating business through the acquisition, expansion and conversion of self-storage facilities as described below. Additionally, through property exchanges, the Company has focused on expanding in selected markets where the Company already has a strong presence while decreasing its presence in markets perceived to have limited opportunity for growth.

ACQUISITIONS AND EXCHANGES

  During the period from January 1, 1997 through September 30, 1997, the Company continued its acquisition program by adding a total of 32 Facilities to its portfolio containing an aggregate of approximately 1.7 million net rentable square feet for an aggregate purchase price of approximately $84.5 million. Twenty-two of these Facilities, containing approximately 1.1 million net rentable square feet, were purchased for approximately $48.8 million. These acquisitions were funded by borrowings on the Credit Line (as defined below). Ten of these Facilities, containing approximately 646,000 net rentable square feet, were acquired in two separate transactions through the exchange of 16 Facilities, valued at approximately $23.7 million, and the payment of approximately $12 million in cash which was funded by borrowings on the Credit Line. These acquisitions and exchanges allowed the Company to increase its market share in certain key markets and to create operating efficiencies in those markets through economies of scale.

CLIMATE-CONTROLLED CONVERSIONS

  The Company has completed the conversion of regular storage space to climate-controlled space at eight facilities during the first nine months of 1997. The aggregate amount expended on these conversions was approximately $565,000. See "--Planned Acquisitions, Developments, Expansions and Conversions" below for information concerning additional planned climate-controlled conversions.

PLANNED ACQUISITIONS, DEVELOPMENTS, EXPANSIONS AND CONVERSIONS

  The Company has executed contracts with respect to three self-storage facilities with an aggregate estimated purchase price of approximately $10.3 million. Such contracts are expected to close no later than October 31, 1997. Additionally, the Company has executed non-binding letters of intent with respect to four additional self-storage facilities and one development parcel with a total expected purchase price of approximately $7.9 million. The Company expects to enter into contracts with respect to these purchases by October 31, 1997 and to close no later than November 30, 1997. Further, the Company is currently negotiating a number of other acquisitions, five of which, having an aggregate estimated purchase price of approximately $21.5 million, are expected to be under contract by October 31, 1997 and to close no later than November 30, 1997. The Company is currently conducting due diligence on all of the above transactions and, therefore, there can be no assurance that the acquisition of any of these facilities will occur. The Company intends to continue to grow through acquisitions and believes that acquired facilities can be effectively integrated into its operations because of management's experience in operating and acquiring self-storage facilities and the Company's centralized operating procedures and management information systems.

  In addition, the Company has executed a contract with respect to a development site near Ft. Lauderdale, Florida. The estimated purchase price for such site is approximately $1.1 million with estimated construction and development costs of $3.4 million.

  The Company has plans to complete the expansion of five Facilities during the twelve months following October 1, 1997 at an estimated aggregate cost of approximately $2.2 million. The expansion of three of these Facilities has commenced and approximately $135,000 has been expended on expanding these Facilities through September 30, 1997. Additionally, the Company has a contract to acquire land located in Jacksonville, Florida for the expansion of a nearby Facility. The estimated purchase price for the land is approximately $750,000 and the Company expects to spend an additional $1.5 million in connection with construction and development of this site. Facilities are generally expanded when levels of occupancy combined with local demand make it economically feasible in management's judgment to expand existing self-storage space.

  The Company also plans to complete climate-controlled conversions at 22 Facilities between October 1, 1997 and September 30, 1998 at an estimated aggregate cost of approximately $1.1 million. Climate-controlled conversions have commenced at eight of these Facilities and approximately $140,000 has been spent on converting these Facilities through September 30, 1997. In addition, the Company is negotiating the acquisition of a building in the Miami, Florida area which the Company intends to convert to climate-controlled self-storage space. The estimated purchase price for this building is approximately $750,000 and renovation costs should approximate $750,000. In several of the Company's markets, there is increasing demand for climate-controlled space which the Company currently rents for a premium over non-climate-controlled space.

THIRD QUARTER RESULTS

  Funds from Operations ("FFO") for the nine months ended September 30, 1997, were approximately $22.4 million as compared to approximately $15.8 million for the nine months ended September 30, 1996 which represents a 41.8% increase. FFO for the three months ended September 30, 1997 were approximately $7.8 million, which represents an 11.7% increase over the same period in 1996.

  Revenues were approximately $43.8 million for the nine months ended September 30, 1997 and approximately $16.0 million for the three months ended September 30, 1997, which represent increases of 43.8% and 29.8%, respectively, over the same periods in 1996. Average rent per occupied square foot was $7.47 and $7.69 for the nine and three months ended September 30, 1997, respectively, which represent increases of 8.3% and 9.1%, respectively, over the same periods in 1996. Occupancy was 85% as of September 30, 1997 as compared to 87% as of September 30, 1996. For the 106 Facilities owned by the Company during each of the nine months ended September 30, 1997 and 1996, revenues and net operating income increased 4.8% and 5.7%, respectively. For the 135 Facilities owned by the Company during each of the three months ended September 30, 1997 and 1996, revenues and net operating income increased 3.7% and 5.0%, respectively.

  The Board of Trustees announced a dividend increase of 5.7% to $.46 per Common Share for the fourth quarter of 1997. The dividend will be paid on December 29, 1997 to shareholders of record as of December 15, 1997.

DEBT FINANCING

 Senior Notes

  In December 1996, the Company received commitments from various institutional investors for the private placement of $100 million of unsecured senior notes (the "Senior Notes"). The Company funded $75 million of the Senior Notes on January 22, 1997 and $25 million on April 15, 1997. The Senior Notes were issued in two tranches (i) $44 million of Series A Senior Notes with a final maturity of seven years, an average maturity of six years and a fixed interest rate of 7.47% (125 basis points over comparable Treasuries at the date of pricing) and (ii) $56 million of Series B Senior Notes with a final maturity of ten years, an average maturity of eight years and a fixed interest rate of 7.66% (135 basis points over comparable Treasuries at the date of pricing). The proceeds of the financing were utilized to repay indebtedness under the Credit Line and to finance the acquisition of additional self-storage facilities.

 Revolving Line of Credit

  The Company has an unsecured revolving line of credit with an aggregate borrowing capacity of $100 million (the "Credit Line") that expires in January 1998. However, the Company is currently negotiating the terms of a new credit agreement with several banks. The Company expects to have such new facility in place in

January 1998, although there can be no assurance that such new facility will be in place at such time. Amounts borrowed under the Credit Line currently bear interest at a floating rate of LIBOR plus 137.5 basis points. On September 30, 1997, the Company had borrowings under the Credit Line of approximately $23.8 million at a weighted average interest rate of 7.075%.

 Debt-to-Total Market Capitalization

  As of June 30, 1997, on a pro forma as adjusted basis (as described in "Capitalization") giving effect to the application of the proceeds of the Offering as described in "Use of Proceeds," the Company would have had $105.5 million of outstanding Company Debt (as defined below) and the ratio of Company Debt to Total Market Capitalization (as defined below) would be 20.5%. This is consistent with the Company's conservative capital strategy and current policy of limiting the amount of debt as reflected on the Company's consolidated balance sheet, including debt of joint ventures in which the Company owns an interest (collectively, "Company Debt"), to less than 50% of the market value of the issued and outstanding Common Shares (including securities exchangeable for Common Shares) plus Company Debt (collectively, "Total Market Capitalization").

DISTRIBUTIONS

  The Board of Trustees increased the quarterly distribution rate from $.3875 to $.41 per Common Share in the fourth quarter of 1995, representing a 5.8% increase, from $.41 to $.435 per Common Share in the fourth quarter of 1996, representing a 6.1% increase, and from $.435 to $.46 per Common Share in the fourth quarter of 1997, representing a 5.7% increase. The future quarterly distribution rate of $.46, if annualized, would equal an annual distribution rate of $1.84 per Common Share. See "Price Range of Common Shares and Distribution History."

                                 THE OFFERING

Common Shares Offered... 2,200,000
Common Shares
 Outstanding After the
 Offering(1)............ 15,973,041
Use of Proceeds......... The proceeds of the Offering will be used for repayment of indebtedness outstanding under the
                         Credit Line, to fund the acquisition of additional self-
                         storage facilities and for general corporate purposes.
New York Stock Exchange
 Symbol................. "SEA"

--------
(1) Includes 862,684 Common Shares issuable upon the exchange of Units. Pursuant to the partnership agreement of the Operating Partnership, each Unit is exchangeable for one Common Share or cash, at the option of the Company. Excludes 330,000 Common Shares issuable upon exercise of the Underwriter's over-allotment option and excludes 1,203,500 Common Shares issuable upon the exercise of options granted pursuant to the Storage Trust Realty 1994 Share Incentive Plan, as amended.

                                USE OF PROCEEDS

  The net proceeds from the sale of Common Shares offered hereby, after deducting estimated expenses of this Offering, are expected to be approximately $52.0 million (approximately $59.8 million if the Underwriter's over-allotment option is exercised in full).

  The Company expects to use the net proceeds of the Offering to repay indebtedness incurred pursuant to the Company's $100 million Credit Line (approximately $23.8 million on September 30, 1997), which indebtedness was primarily incurred in order to acquire certain of the Facilities. The outstanding balance on the Credit Line bears interest at a floating rate of LIBOR plus 137.5 basis points, and the Credit Line matures on January 25, 1998. On September 30, 1997, the Company had borrowings under the Credit Line of approximately $23.8 million at a weighted average interest rate of 7.075%.

  The balance of the net proceeds will be used to fund the future acquisition activity of the Company. If the Underwriter's over-allotment option to purchase 330,000 Common Shares is exercised in full, the Company expects to use the additional net proceeds to fund its future acquisition activity with any remaining amounts used for general corporate purposes, including working capital.

  Pending application of the net proceeds, the Company will invest such portion of the net proceeds in interest-bearing accounts and short-term interest-bearing securities.

             PRICE RANGE OF COMMON SHARES AND DISTRIBUTION HISTORY

  The Common Shares have been traded on the NYSE under the symbol "SEA" since the IPO. The following table sets forth the quarterly high and low sales prices per Common Share reported on the NYSE for the periods indicated.

                                                                   DISTRIBUTIONS
                                                    HIGH     LOW    DECLARED(1)
                                                  -------- ------- -------------
1995
First Quarter.................................... $20 3/4  $17 1/4   $.3875
Second Quarter................................... $21 7/8  $19 1/2   $.3875
Third Quarter.................................... $22      $19 7/8   $.3875
Fourth Quarter................................... $22 3/4  $18 1/2   $.41
1996
First Quarter.................................... $24      $21 1/2   $.41
Second Quarter................................... $22 3/8  $20       $.41
Third Quarter.................................... $22 5/8  $19 7/8   $.41
Fourth Quarter................................... $27      $21 5/8   $.435
1997
First Quarter.................................... $27 7/8  $24 3/4   $.435
Second Quarter................................... $27      $22 3/4   $.435
Third Quarter.................................... $27      $24 1/4   $.435
Fourth Quarter (2)............................... $26 9/16 $24 3/4   $.46 (3)

--------
(1) Distributions are shown for the periods during which they were declared. These distributions actually were or will be paid in the immediately subsequent period.

(2) For the period from October 1, 1997 through October 15, 1997.

(3) The distribution for the fourth quarter was declared by the Board of Trustees' on October 13, 1997 payable on December 29, 1997 to shareholders of record as of December 15, 1997.

  On October 15, 1997, the last reported closing sales price of the Common Shares on the NYSE was $24 13/16 per share. On October 1, 1997, the Company had approximately 250 shareholders of record.

  The Company intends to continue to pay regular distributions to holders of Common Shares and holders of Units. The Board of Trustees increased the quarterly distribution rate to $.46 per Common Share from $.435 per Common Share in the fourth quarter of 1997, representing a 5.7% increase. This quarterly distribution rate of $.46, if annualized, would equal an annual distribution rate of $1.84 per Common Share. The distribution for the quarter ended June 30, 1997 represented approximately 81% of the Company's FFO for that quarter. Although the Company intends to maintain this distribution rate, future distributions by the Company will be at the discretion of the Board of Trustees and will depend on the actual FFO of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Trustees deems relevant.

                            BUSINESS AND PROPERTIES

GENERAL

  The Company owns or operates 193 Facilities in specific markets in 16 states in the Southern, Mid-Atlantic, Midwestern and Western regions of the United States containing an aggregate of approximately 10.1 million net rentable square feet. The Company believes that it is one of the largest operators of self-storage facilities in the United States.

  Since the IPO, the Company has grown principally by acquiring additional self-storage facilities, as well as by improving the operating performance of the Facilities. The Company has acquired 128 wholly owned Facilities since the IPO and has exchanged 18 wholly owned Facilities through September 30, 1997. The Company intends to continue to grow primarily through acquisitions and believes that acquired facilities can be effectively integrated into its operations because of management's experience in operating and acquiring self-storage facilities and the Company's centralized operating procedures and management information systems.

  As of September 30, 1997, the Operating Partnership managed all of the Company's wholly-owned Facilities and the Management Company managed 11 Facilities, ten of which are owned by unrelated third parties, located in six states, containing approximately 593,000 net rentable square feet. One of the Facilities that is managed by the Management Company is a Facility in which the Company has an ownership interest through a joint venture. The Company also has an ownership interest in one other Facility through a joint venture.

  The following table sets forth information on the Company's portfolio of 181 wholly owned Facilities as of September 30, 1997:

                                                      NET                  PERCENTAGE
                                                    RENTABLE  MONTH/YEAR   OCCUPANCY
                                                     SQUARE   ACQUIRED BY    AS OF
       FACILITIES              LOCATION       UNITS FOOTAGE  STORAGE TRUST  9/30/97
------------------------ -------------------- ----- -------- ------------- ----------
ALABAMA:
 MOBILE AREA:
  Hillcrest Road         Mobile, AL            298   34,670      11/94         93
  Azalea Road            Mobile, AL            287   31,965       6/95         94
  Moffat Road            Mobile, AL            441   42,838      12/95         93
  Grelot Road            Mobile, AL            426   49,150       2/96         98
  Government Blvd.       Mobile, AL            415   42,275       3/97         88
COLORADO:
 COLORADO SPRINGS AREA:
  North Powers Blvd.     Colorado Springs, CO  501   93,664       9/95         89
  Parkmoor Village Drive Colorado Springs, CO  495   59,975       6/95         76
  Van Teylingen Drive    Colorado Springs, CO  361   76,850       6/95         92
  Centennial Blvd.       Colorado Springs, CO  439   80,200       9/96         91
  Astrozon Court         Colorado Springs, CO  574   74,521       6/97         95
 DENVER AREA:
  South Clinton Street   Denver, CO            272   31,660       8/96         96
  North Washington
   Street                Denver, CO            385   56,150       9/96         79
 OTHER AREAS:
  College Avenue         Ft. Collins, CO       577   57,140       3/95         84
  Wedgewood Avenue       Longmont, CO          431   51,020       3/95         86
  Park Avenue            Basalt, CO            710   81,887       1/97         91
FLORIDA:
 JACKSONVILLE AREA:
  Phillips Highway       Jacksonville, FL      388   59,155      11/94         77

                                                      NET                  PERCENTAGE
                                                    RENTABLE  MONTH/YEAR   OCCUPANCY
                                                     SQUARE   ACQUIRED BY    AS OF
      FACILITIES              LOCATION        UNITS FOOTAGE  STORAGE TRUST  9/30/97
----------------------- --------------------- ----- -------- ------------- ----------
  Roosevelt Blvd.       Jacksonville, FL       471   54,280      10/95         86
  Ft. Caroline Road     Jacksonville, FL       664   67,745       5/96         88
  Southside Blvd.       Jacksonville, FL       791   90,030       8/96         93
  Park Avenue           Orange Park, FL        394   52,950      11/94         95
  Palm Valley Road      Ponte Verde Beach, FL  206   22,975       3/97         99
 ORLANDO AREA:
  South Orange Blossom
   Trail                Apopka, FL             462   25,777       5/97         75
  Semoran Blvd.         Casselberry, FL        637   66,625       5/96         92
  Orange Blossom Trail  Orlando, FL            750   83,500       6/95         88
  McLeod Road           Orlando, FL            300   27,618      10/95         89
  South Semoran Blvd.   Orlando, FL            345   30,200       5/96         91
 PENSACOLA AREA:
  Brent Lane            Pensacola, FL          316   34,346      11/94         84
  Creighton Blvd.       Pensacola, FL          431   46,277      11/94         81
 SOUTH FLORIDA:
  U.S. Highway 1        Big Coppitt, FL        227   15,311       9/95         92
  S.W. 10th Street      Deerfield Beach, FL    835   79,279       5/97         88
  Third Street, Stock
   Island               Key West, FL           324   29,415      11/94         95
  N.W. 14th Street      Miami, FL              789   62,274      10/95         94
  N.W. 7th Avenue       Miami, FL              808   22,870       2/97         93
  N.W. 153rd Street     Miami Lakes, FL        374   13,491       3/97         91
  South U.S. Highway 1  Vero Beach, FL         464   37,075       3/97         96
 TAMPA BAY AREA:
  North Highland        Clearwater, FL         422   55,876       4/96         85
  Alt. Highway 19 South Tarpon Springs, FL     385   60,491      12/94         90
  Highway 19 North      Tarpon Springs, FL     740   80,670       5/96         93
 OTHER AREAS:
  Cleveland Avenue      Ft. Myers, FL          552   65,129       5/96         83
GEORGIA:
 ATLANTA AREA:
  2064 Briarcliff Road  Atlanta, GA            225   46,230       5/96         84
  2080 Briarcliff Road  Atlanta, GA            442   49,172      11/94         84
  Spring Street         Atlanta, GA            459   47,641       7/95         46
  North Decatur Road    Decatur, GA            463   53,234      11/94         87
  McElroy Road          Doraville, GA          637   75,810       4/95         70
  Westmoreland Plaza    Douglasville, GA       424   45,670       4/95         65
  Dura Lee Lane         Douglasville, GA       379   42,910      10/95         80
  Highway 5             Douglasville, GA       359   50,400      10/95         91
  Jonesboro Road        Forest Park, GA        505   44,345      10/95         87
  Tara Blvd.            Jonesboro, GA          387   62,700      11/94         84
  Whitlock Place        Marietta, GA           566   63,275      12/95         81
  Cobb Parkway          Marietta, GA           431   47,980       5/96         79
  Jones Mill Road       Marietta, GA           575   66,360       2/97         72
  Alpharetta Highway    Roswell, GA            690  113,030       5/96         78
 AUGUSTA AREA:
  Old Petersburg Road   Augusta, GA            354   41,115      11/94         75
  Peach Orchard Road    Augusta, GA            544   69,238      11/94         80

                                                  NET                  PERCENTAGE
                                                RENTABLE  MONTH/YEAR   OCCUPANCY
                                                 SQUARE   ACQUIRED BY    AS OF
      FACILITIES            LOCATION      UNITS FOOTAGE  STORAGE TRUST  9/30/97
----------------------- ----------------- ----- -------- ------------- ----------
 OTHER AREAS:
  Atlanta Highway       Bogart, GA         413   43,530      11/95         85
  North Columbia Street Milledgeville, GA  400   45,000      10/95         85
ILLINOIS:
 CHICAGO AREA:
  Phillips Court        Carol Stream, IL   424   51,025      12/94         75
  North Broadway        Chicago, IL        446   19,738      11/94         92
  West Jarvis           Chicago, IL        298   12,752      11/94         96
  Cermak Road           Chicago, IL        792   63,644       5/97         94
  North Natchez Avenue  Chicago, IL        900   91,950       5/97         93
  West Lake Street      Hanover Park, IL   501   66,875      11/94         91
  Palmer Drive          Schaumburg, IL     603   80,616       5/97         88
  Roselle Road          Schaumburg, IL     369   38,630       3/97         95
  Brennen Highway       Tinley Park, IL    546   59,660       3/97         93
  Roosevelt Road        Winfield, IL       540   48,050       5/96         87
KANSAS:
 KANSAS CITY AREA (SEE KANSAS CITY, MO
  BELOW):
  State Avenue          Kansas City, KS    366   39,560       8/96         93
  Long Avenue           Lenexa, KS         345   51,415       9/96         71
  Santa Fe Trail        Lenexa, KS         319   53,760       2/97         71
  Foxridge Lane         Mission, KS        564   79,075       9/96         89
  Hemlock Avenue        Overland Park, KS  375   54,375       9/96         97
  Hedge Lane Terrace    Shawnee, KS        304   57,000       9/96         81
 OTHER AREA:
  Haskell Avenue        Lawrence, KS       447   61,920       9/95         74
KENTUCKY:
 LEXINGTON AREA:
  Twilight Trail        Frankfort, KY      289   37,200      11/94         78
  Winchester Road       Lexington, KY      451   55,700       5/96         81
 LOUISVILLE AREA:
  Breckenridge Lane     Louisville, KY     324   34,490       5/96         93
  4301 Poplar Level     Louisville, KY     437   44,305       5/96         77
  4324 Poplar Level     Louisville, KY     357   37,525       5/96         94
LOUISIANA:
  Church Street         Lake Charles, LA   356   65,620       3/95         88
  Tchoupitoulas Street  New Orleans, LA    682   70,227       5/97         79
MISSOURI:
 COLUMBIA AREA:
  Paris Road            Columbia, MO       302   36,924      11/94         75
  Rangeline Street      Columbia, MO       499  122,300      11/94         89
  I-70 Drive SE         Columbia, MO       210   29,625       3/95         75
  Providence Road       Columbia, MO       271   37,550       3/95         89
 KANSAS CITY AREA (SEE KANSAS CITY, KS
  ABOVE):
  South Highway M291    Independence, MO   557   59,192       9/95         92
  East 67th Terrace     Kansas City, MO    665   77,834       9/95         90
  James A. Reed Road    Kansas City, MO    456   51,152       9/95         79
  47th Street           Kansas City, MO    338   46,626       3/96         81
  Woodson Road          Raytown, MO        431   66,165       9/96         89

                                                   NET                  PERCENTAGE
                                                 RENTABLE  MONTH/YEAR   OCCUPANCY
                                                  SQUARE   ACQUIRED BY    AS OF
      FACILITIES             LOCATION      UNITS FOOTAGE  STORAGE TRUST  9/30/97
----------------------- ------------------ ----- -------- ------------- ----------
 ST. LOUIS AREA:
  9291 West Florrisant  Ferguson, MO        399   38,635         4/96       92
  9400 West Florrisant  Ferguson, MO         10   13,200         6/97       90
  New Halls Ferry       Florissant, MO      650   68,044        12/94       87
  North Highway 67      Florissant, MO      405   54,061         4/96       87
  1550 North Lindbergh  St. Louis, MO       670   73,055        11/94       96
  2956 North Lindbergh  St. Louis, MO       438   75,600        11/94       84
  Third Street/Annex    St. Louis, MO       698   76,857    3/95,9/95       90
  World Parkway Center  St. Louis, MO       466   56,195         3/95       84
  North Vandeventer     St. Louis, MO       527   33,381         4/96       87
 OTHER AREAS:
  St. Mary's Blvd.      Jefferson City, MO  344   34,750        11/94       81
  Florida Street        Springfield, MO     237   32,814        11/94       79
NORTH CAROLINA:
 CHARLOTTE AREA:
  East W. T. Harris
   Blvd.                Charlotte, NC       361   36,790        11/94       96
  South Blvd.           Charlotte, NC       318   36,074        11/94       82
  North Tryon           Charlotte, NC       690   69,325        11/94       74
  York Road             Gastonia, NC        362   38,400        12/95       76
  Oregon Street         Kannapolis, NC      413   45,900        11/94       71
 RALEIGH/DURHAM AREA:
  North Duke Street     Durham, NC          284   34,000        11/94       89
  Kangaroo Drive        Durham, NC          669   47,973         5/96       80
  East Club Avenue      Durham, NC          456   50,450         8/97       84
  Maitland              Raleigh, NC         333   39,005        11/94       93
 OTHER AREA:
  O'Henry Blvd.         Greensboro, NC      393   37,180        11/94       83
OHIO:
  2719 Morse Road       Columbus, OH        510   61,900         5/96       81
  2715 Morse Road       Columbus, OH        701   68,104         9/97       81
SOUTH CAROLINA:
 CHARLESTON AREA:
  2560 Ashley Phosphate
   Road                 Charleston, SC      292   33,514        11/94       85
  2840 Ashley Phosphate
   Road                 Charleston, SC      219   22,722        11/94       60
  5715 Dorchester Road  Charleston, SC      184   33,010        11/94       94
  6654 Dorchester Road  Charleston, SC      354   43,274        11/94       68
  Sam Rittenburg Blvd.  Charleston, SC      251   31,230        11/94       95
  Ashley River Road     Charleston, SC      624   63,608         5/97       88
 COLUMBIA AREA:
  2832 Broad River Road Columbia, SC        319   38,088        11/94       79
  3034 Broad River Road Columbia, SC        506   58,119         5/97       91
  Buckner Road          Columbia, SC        499   56,830        11/94       94
  Decker Park Road      Columbia, SC        263   34,339        11/94       89
  Rosewood Drive        Columbia, SC        265   31,744        11/94       91
  River Drive           Columbia, SC        383   51,725         4/96       86
  Plumbers Road         Columbia, SC        336   30,900         3/95       75
  Airport Blvd.         West Columbia, SC   280   34,416        11/94       92
  Orchard Drive         West Columbia, SC   253   24,447        11/94       82

                                                 NET                  PERCENTAGE
                                               RENTABLE  MONTH/YEAR   OCCUPANCY
                                                SQUARE   ACQUIRED BY    AS OF
      FACILITIES            LOCATION     UNITS FOOTAGE  STORAGE TRUST  9/30/97
----------------------- ---------------- ----- -------- ------------- ----------
 GREENVILLE AREA:
  Whitehorse Road       Greenville, SC    448   49,700        11/94       81
  Wood Lake Road        Greenville, SC    280   30,300        11/94       85
  Pineknoll Road        Greenville, SC    440   50,265         5/96       84
  North Main Street     Mauldin, SC       329   42,950        11/94       74
  Grand View Drive      Simpsonville, SC  363   48,375        11/94       63
  Chesnee Highway       Spartanburg, SC   423   51,865        10/95       80
  Wade Hampton Blvd.    Taylors, SC       297   37,394        11/94       82
 HILTON HEAD AREA:
  Office Park Road      Hilton Head, SC   420   46,925        11/94       93
  Yacht Cove Drive      Hilton Head, SC   488   58,925        10/95       78
TENNESSEE:
 CHATTANOOGA AREA:
  Gadd Road             Hixson, TN        322   35,115        11/94       61
  Highway 153           Hixson, TN        443   46,450        11/94       81
  Harding Road          Red Bank, TN      342   37,980        11/94       79
 NASHVILLE AREA:
  Cane Ridge Road       Antioch, TN       256   34,800         3/97       71
  Central Court         Hermitage, TN     351   47,050         3/97       91
  Myatt Drive           Madison, TN       300   32,490        11/94       78
  Williams Avenue       Madison, TN       946  136,399         9/96       76
  Lafayette Street      Nashville, TN     342   37,775        11/94       83
  Metroplex Drive       Nashville, TN     404   49,780        11/94       63
  Welshwood Drive       Nashville, TN     518   60,475        10/95       77
  McNally Drive         Nashville, TN     608   85,478         9/96       76
TEXAS:
 DALLAS/FT. WORTH AREA:
  Inwood Road           Addison, TX       558   79,192         6/95       86
  3006 West Division    Arlington, TX      23   46,000        11/94       92
  3008 West Division    Arlington, TX     301   49,315        11/94       92
  West Trinity Mills    Carrollton, TX    385   45,816        11/94       82
  Inwood Road           Dallas, TX        662   71,665         9/97       57
  South Cedar Ridge     Duncanville, TX   327   36,000        11/94       98
  Spaceway/Cedar Ridge  Duncanville, TX   482   73,654    6/95,7/95       91
  Granbury Road         Fort Worth, TX    369   49,175         7/97       71
  East Loop 820         Fort Worth, TX    468   47,550         9/97       97
  Jackson Drive         Garland, TX       598   72,520         5/96       81
  East Buckingham Road  Garland, TX       318   40,700         5/96       93
  Bolen Road            Kennedale, TX     290   33,230        11/94       83
  East Highway 121      Lewisville, TX    472   47,100         3/97       86
  Avenue K              Piano, TX         851   87,247         5/96       86
 HOUSTON AREA:
  Fondren               Houston, TX       393   41,538        11/94       88
  Wallisville Road      Houston, TX       415   44,944        11/94       95
  Addicks Satsuma       Houston, TX       321   38,726         3/95       88
  South Main            Houston, TX       604   68,638        12/95       88
  Bingle Road           Houston, TX       697   63,200        12/95       74
  Hayes Road            Houston, TX       744   67,475        11/95       88

                                                 NET                  PERCENTAGE
                                              RENTABLE   MONTH/YEAR   OCCUPANCY
                                               SQUARE    ACQUIRED BY    AS OF
      FACILITIES           LOCATION    UNITS   FOOTAGE  STORAGE TRUST  9/30/97
----------------------  -------------- ------ --------- ------------- ----------
  Mangum Road           Houston, TX       466    33,250     12/95         93
  6222 S.W. Freeway     Houston, TX     1,435   109,783      6/95         78
  2510 FM 1960 West     Houston, TX       520    50,355     11/96         74
  Milwee Street         Houston, TX       402    64,750      3/97         92
  Loch Katrine          Houston, TX       743    61,080      3/97         70
  Westheimer Road       Houston, TX       540    53,000      6/97         85
  4341 S.W. Freeway     Houston, TX       738    79,617      7/97         89
  Dominion Drive        Katy, TX          486    72,975     12/96         88
VIRGINIA:
  Western Branch Blvd.  Chesapeake, VA    654    75,300      5/96         92
WISCONSIN:
 MILWAUKEE AREA:
  West Dean Road        Milwaukee, WI   1,101   205,190      5/96         76
  Foster Court          Waukesha, WI      217    49,432      5/96         98
                                       ------ ---------                  ---
TOTAL/WEIGHTED AVERAGE                 82,374 9,546,101                   85
                                       ====== =========

                                                NET                  PERCENTAGE
                                              RENTABLE  MONTH/YEAR   OCCUPANCY
                                               SQUARE   ACQUIRED BY    AS OF
      FACILITIES           LOCATION     UNITS FOOTAGE  STORAGE TRUST  9/30/97
----------------------  --------------- ----- -------- ------------- ----------
FACILITIES OWNED BY JOINT VENTURES (INTEREST OF
 COMPANY):
  Tulane Avenue (15%)   New Orleans, LA   821 153,986      11/94         96
  Marian Ridge (25%)    Kansas City, MO   489  70,700      10/96         55
                                        ----- -------                   ---
TOTAL/WEIGHTED AVERAGE                  1,310 224,686                    83
                                        ===== =======

 Characteristics of the Facilities

  The Facilities in the Company's portfolio are designed to offer affordable, accessible storage space for personal and business use. In addition, many Facilities offer climate-controlled units as well as outside storage pads for vehicles and boats. Customers rent fully enclosed storage units for their exclusive use which they may freely enter during business hours, and they can control access to their units by furnishing their own locks. Facilities are generally fenced, have locked gates and are lighted at night. All Facilities currently have managers who reside in an on-site apartment, except in two instances where the manager lives adjacent to the site.

  The Facilities are generally near major business and residential districts in metropolitan areas, clearly visible from and easily accessible to major traffic arteries and protected by computer-controlled access gates, security fencing, lighting and the presence of resident managers. The Facilities are typically constructed of one-story metal, masonry or tilt-up concrete walls, with an individual roll-up door for each storage space and with removable steel interior walls to permit reconfiguration, to protect items from damage and to separate customers' units. Sites have wide drive aisles to accommodate most vehicles. The Facilities are designed to be aesthetically pleasing, are kept clean and in good repair by Company-trained managers, and are open for service during hours and on days convenient to customers and prospective customers.

  Due to the type of simple structures and durable material used for Facilities, property maintenance is minimal compared to other types of real estate investments. Typical capital expenditures include replacing asphalt, roofs, gates, air conditioning equipment and elevators (as contrasted with expense items such as repairing asphalt, repairing a door, pointing up masonry walls, painting trim and facades, repairing a fence, maintaining landscaping, and repairing damage caused by customer vehicles). Maintenance within a storage unit between leasing typically consists of sweeping out the unit and changing a light bulb. Maintenance is the responsibility of the facility manager.

  Climate-controlled units are offered in many of the Facilities for storing files, antiques and other temperature and humidity-sensitive items. Approximately 384,000 net rentable square feet at 56 of the Facilities offer climate-controlled space. The Company plans to add this feature by conversion of existing units as demand dictates. The marginal costs of building climate-controlled space are approximately 5% higher than non-climate-controlled space while the marginal costs of operating and maintaining climate-controlled space are generally minimal. Based on a recent conversion, the Company believes that it can receive a rent premium of approximately 30% on climate-controlled space over rent for non-climate-controlled space.

STORAGE REALTY MANAGEMENT CO.

  As of September 30, 1997, the Management Company managed 11 Facilities, ten of which are owned by unrelated third parties. One of the Facilities that is managed is a Facility in which the Company has an ownership interest through a joint venture. The managed Facilities contain approximately 593,000 net rentable square feet and are located in the following six states: Missouri
(3), Florida (2), Kansas (2), Texas (2), Georgia (1) and Virginia (1). While the Management Company does not intend to actively expand this aspect of its operations, management of additional facilities in the future may be considered as a precursor to acquisition by the Operating Partnership or in order for the Company to become familiar with an attractive new market. Additionally, the Management Company conducts various other businesses, such as the sale of locks, boxes and packaging supplies, the processing of customer property insurance and the rental of trucks, at various Facilities.

  BHC owns 95% of the voting common stock of the Management Company, which is generally entitled to dividends equal to 4.75% of all distributions. The remaining 5% of the voting common stock, entitled to .25% of all distributions, is owned by the Operating Partnership. The Operating Partnership owns 100% of the nonvoting preferred stock of the Management Company. The nonvoting preferred stock is entitled to dividends equal to 95% of all distributions of the Management Company. The charter of the Management Company requires the quarterly distribution as dividends of its net cash flow, subject to the discretion of the board of directors that there are funds legally available therefor. Such provision may not be changed without the consent of the holder of the preferred stock. Accordingly, the Operating Partnership expects to receive substantially all of the available net cash flow from the Management Company through ownership of the preferred stock and thereby will receive substantially all of the economic benefit of the operations carried on by the Management Company.

THE INDUSTRY

  The self-storage industry is an integral part of the commercial and residential real estate markets, serving the storage needs of businesses and consumers. Initially developed in the early 1960s in the southwestern United States, self-storage facilities were built in response to the growing need for low-cost accessible storage. A number of factors have accelerated the demand for storage facilities including, among others, a more mobile society, with individuals moving to new homes and new cities needing short-term storage for their belongings, the increasing cost of residential housing (resulting in smaller houses), the increased popularity of apartments and condominiums, more individuals with growing discretionary income (resulting in the accumulation of more possessions and the purchase of items such as boats and recreational vehicles which cannot be stored at residences), the growing number of small businesses and the escalating cost of other storage alternatives. In addition to traditional use by consumers, many retail stores and other businesses use self-storage facilities to store goods received from warehouses or, in some instances, directly from manufacturers, through just-in-time delivery systems. Self-storage facilities serve as additional storage capacity for households acquiring goods or businesses building inventory or producing storable items, such as new products or records.

  In addition to providing affordable, accessible storage space for personal and business use, many facilities offer climate controlled units as well as outside storage pads for vehicles and boats. With the advent of resident managers, storing goods became a far more convenient process for customers (i.e., tenants renting self-storage space), resulting in increased customer awareness and appreciation. Rental units are usually secured by customer locks and only the customer has the key, thus ensuring controlled access. Facilities are generally fenced, have locked gates and are lighted at night. Computerized access gates for self-storage have made the overall storage process more convenient for the customer.

  The successful development of self-storage facilities is becoming increasingly sophisticated. Specialized skills in areas such as site selection, design and unit mix are critical to the development of successful new self-storage projects on a cost efficient basis. Furthermore, new development in self-storage has become more difficult due to the lack of available capital, pressure from zoning boards and municipalities, and increases in building costs as new facilities are required to meet rigorous landscaping and other aesthetically oriented standards.

REGULATION

 Environmental Matters

  The Company is subject to federal, state, and local environmental laws, ordinances and regulations that apply to the development of real property, including construction activities, the ownership of real property, and the operation of self-storage facilities.

  In developing properties and constructing facilities, the Company utilizes environmental consultants to determine whether there are any flood plains or wetlands or environmentally sensitive areas that are part of the property to be developed. If flood plains are identified, development and construction are planned so that flood plain areas are preserved or alternative flood plain capacity is created in conformance with federal and local flood plain management requirements.

  Storm water discharge from a construction site is evaluated in connection with the requirements for storm water permits under the Clean Water Act. This is an evolving program in most states. It is anticipated that general storm water permits will be applicable to the Company's activities, and individual permits will not be required for existing or new development.

  Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous or toxic substances on, under or in such property. Such laws, ordinances and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to properly remediate such substances, when released, may adversely affect the owner's ability to sell or lease such real estate or to borrow using such real estate as collateral, and may cause the property owner to incur substantial remediation costs. In addition to claims for cleanup costs, the presence of hazardous substances on a property could result in a claim by a private party for personal injury or a claim by an adjacent property for property damage.

  The Company has not been notified by any governmental authority of any material noncompliance, claim, or liability in connection with any of the Facilities. The Company has not been notified of a claim for personal injury or property damage by a private party in connection with any of the Facilities in connection with environmental conditions.

  A Phase I environmental assessment for each of the Facilities has been prepared by an independent environmental consultant. The purpose of each such report was to identify, to the extent reasonably possible and based on reasonably available information, whether the environmental quality of the Facility had been affected by hazardous or toxic substances, including petroleum products and asbestos.

  The scope of the Phase I environmental assessment for each such Facility generally included: (i) a review of reasonably available maps, aerial photographs and other public information to analyze the past and present uses of the site; (ii) limited inquiries of federal, state and local agencies having jurisdiction over certain environmental matters; and (iii) an on-site assessment of the Facility to inspect for evidence of past or present on-site waste disposal, visible surface contamination, above-surface and subsurface storage tanks, drums, barrels and other storage containers, current waste streams and management practices, ACMs, and PCB transformers. In addition, as part of the Phase I environmental assessment, abutting properties and nearby sources of potential contamination were identified and evaluated for potential impact to the Facility, to the extent reasonably possible.

  The environmental assessments, and in certain circumstances further investigation, have not revealed, nor is the Company aware of, any environmental condition with respect to the Facilities that is expected to have a material adverse effect on the Company's financial condition or results of operations. No assurances can be given, however, that (a) the environmental assessments and further investigation which have been conducted with respect to the Facilities or which will be conducted with respect to the facilities that may be acquired or developed in the future, have revealed, or will reveal, all potential environmental liabilities, (b) any prior owner or operator of the real property on which the Facilities are located did not create any material environmental condition not known to the Company, or (c) an environmental condition does not otherwise exist as to any one or more of the Facilities, which liabilities or conditions could have a material adverse effect upon the financial condition or results of operations of the Company.

 Americans with Disability Act

  Under the Americans with Disability Act ("ADA"), all public accommodations are required to meet certain federal requirements related to physical access and use by disabled persons. While the Company believes that the Facilities comply in all material respects with these physical requirements (or would be eligible for applicable exemptions from material requirements because of adaptive assistance provided), a determination that the Company is not in compliance with the ADA could result in the imposition of fines, injunctive relief, damages or attorney's fees. If the Company were required to make modifications to comply with the ADA, the Company's ability to make expected distributions to its shareholders could be adversely affected; however, management believes that such effect would be minimal.

 Local Regulations

  As with all real property, self-storage facilities must conform to local zoning ordinances. The Facilities' operations have not been subjected to any material zoning complaints. Typically, self-storage facilities are not a permitted use within the commercial and retail areas desired by the Company for the development of a new facility. Therefore, the Company must generally obtain a variance to undertake the development of a new facility. The zoning classifications for self-storage have been narrowed repeatedly so that new self-storage development within major metropolitan areas is becoming increasingly difficult. The restrictive zoning regulations may keep the industry restricted to all but those who have the expertise to show the benefits of self-storage to a community and have the credentials necessary to persuade zoning boards to rezone or grant variances.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1997 on a historical basis, on a pro forma basis giving effect to certain acquisitions made during the period from July 1, 1997 through September 30, 1997, and on a pro forma as adjusted basis giving effect to the pro forma adjustments described above and to the completion of the Offering and the application of the net proceeds of the Offering as described under the caption "Use of Proceeds." The information set forth in the following table should be read in conjunction with the financial statements and notes thereto incorporated by reference into the accompanying Prospectus and the information under "Selected Financial Information."

                                                        JUNE 30, 1997
                                               --------------------------------
                                                            PRO      PRO FORMA
                                               HISTORICAL  FORMA    AS ADJUSTED
                                               ---------- --------  -----------
                                                   (DOLLARS IN THOUSANDS)
Debt (1):
  Credit Line.................................  $ 13,900  $ 24,865   $     --
  Senior Notes................................   100,000   100,000    100,000
                                                --------  --------   --------
    Total Debt................................   113,900   124,865    100,000
Shareholders' Equity:
  Common Shares of Beneficial Interest, $0.01
   par value per share, 150,000,000
   authorized, 12,909,201 Common Shares issued
   and outstanding on a historical and pro
   forma basis (15,109,201 Common Shares
   issued and outstanding on a pro forma as
   adjusted basis) (2)(3).....................       129       129        151
  Additional paid-in capital..................   220,531   220,531    272,499
  Distributions in excess of net income.......    (5,955)   (5,955)    (5,955)
                                                --------  --------   --------
    Total capitalization......................  $328,605  $339,570   $366,695
                                                ========  ========   ========

--------
(1) Does not include $5.5 million of joint venture indebtedness as of June 30, 1997. From June 30, 1997 to September 30, 1997, the Company incurred approximately $14.4 million of additional debt and paid off approximately $4.5 million of such indebtedness with cash flow from operations.

(2) Does not include 862,684 Common Shares reserved for issuance upon exchange of issued Units or 1,203,500 Common Shares reserved for issuance on the exercise of options. Any number of authorized and unissued Common Shares may be classified by the Trustees as preferred shares with such preferences, conversions or other rights as the Trustees may decide.

(3) Assumes the Underwriter's over-allotment option to purchase up to 330,000 Common Shares is not exercised. See "Underwriting."

                        SELECTED FINANCIAL INFORMATION

  The following table sets forth certain financial information (i) on a pro forma basis for the Company as of, and for the six-month period, ended June 30, 1997 and (ii) on a historical basis for the Company as of, and for the six-month periods, ended June 30, 1997 and 1996 and (iii) as of, and for the years ended, December 31, 1996 and 1995. The following data should be read in conjunction with the discussion under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all of the financial statements and notes thereto incorporated by reference in the accompanying Prospectus. The results of operations for the interim periods are not necessarily indicative of results of the Company for a full year. The pro forma information for the six months ended June 30, 1997 assumes all facilities acquired in 1997 through September 30, 1997 were acquired on January 1, 1997 and that the offering of the Senior Notes also occurred on January 1, 1997. The pro forma information does not reflect the proceeds of the Offering. The pro forma financial information is not necessarily indicative of what the actual financial position and results of operations of the Company would have been as of the date and for the periods indicated, nor does it purport to represent the financial position and results of operations for future periods. Per share data is reflected only for pro forma information and the historical results of the Company as of June 30, 1997 and 1996 and December 31, 1996 and 1995.

                             STORAGE TRUST REALTY
 (AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE, PER SHARE AND PROPERTY INFORMATION)

                                                                     YEAR ENDED
                              SIX MONTHS ENDED JUNE 30,             DECEMBER 31,
                          -----------------------------------  -----------------------
                                     (UNAUDITED)
                              PRO
                             FORMA            ACTUAL                   ACTUAL
                          ----------- -----------------------  -----------------------
                             1997        1997         1996        1996         1995
                          ----------- -----------  ----------  -----------  ----------
OPERATING DATA:
Revenues
Rental income...........  $    29,437 $    27,147  $   17,727  $    42,499  $   22,916
Management income.......          112         112         101          168         339
Other income............          632         589         333          775         584
                          ----------- -----------  ----------  -----------  ----------
  Total Revenues........       30,181      27,848      18,161       43,442      23,839
                          =========== ===========  ==========  ===========  ==========
Property operating
 expenses...............        9,218       8,165       5,743       13,251       6,798
Interest expense........        4,856       3,400       2,414        4,190       1,334
General and
 administrative expense.        1,424       1,424       1,069        2,549       1,573
Depreciation and
 amortization...........        4,995       4,630       2,709        6,565       4,106
Income before minority
 interest...............        9,536      10,229       6,226       16,887      10,028
Net income(1)...........  $     8,928 $     9,576  $    5,827  $    15,796  $    9,557
Net income per share....  $      0.69 $      0.74  $     0.67  $      1.46  $     1.30
Common shares
 outstanding............   12,897,195  12,897,195   8,734,332   10,803,871   7,324,058
BALANCE SHEET DATA AT
 PERIOD END:
Storage facilities,
 before depreciation....      364,063 $   353,098  $  269,981  $   304,114  $  194,217
Total assets............      372,974     362,009     274,326      308,725     194,655
Total liabilities.......      142,138     131,173     124,484       76,559      47,779
Shareholders' equity....      214,705     214,705     137,574      215,696     139,039
OTHER DATA:
Cash flows provided by
 operating activities...  $        -- $    18,556  $   10,457  $    25,553  $   14,211
Cash flows used in
 investing activities...           --     (51,375)    (74,404)    (106,951)    (84,953)
Cash flows provided by
 financing activities...           --      36,185      63,970       81,359      69,378
Funds from
 operations(2)..........       14,338      14,522       8,804       22,937      13,204
EBITDA(3)...............       19,539      18,259      11,349       27,642      15,468
Number of wholly-owned
 facilities.............          181         183         153          165         121
Net rentable square
 feet...................        9,532       9,509       7,598        8,491       5,709
Weighted average
 occupancy (net rentable
 square foot basis)(4)..           --          87%         87%          86%         81%
Average revenue per
 occupied square
 foot(5)................           -- $      7.03  $     6.88  $      6.99  $     6.61

--------
(1) Represents the Company's net income (loss) after minority interest of the holders of Units and the other shareholder in the Management Company.

(2) FFO is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (loss) before minority interest (computed in accordance with generally accepted accounting principles ("GAAP")), excluding gains or losses from debt restructuring and sales of property, provision for losses and real estate related depreciation and amortization (excluding amortization of financing costs). Effective in 1996, the definition of FFO was modified by NAREIT to exclude the add-back of the amortization of deferred financing fees and depreciation of non real estate assets. The Company has adopted this new definition. Amounts for prior years have been revised to conform to the new definition. The Company believes that FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash flows from operating activities, investing activities and financing activities, it provides investors with an understanding of the ability of the Company to incur and service debt and to make capital expenditures. FFO is not to be considered as an alternative to net income or any other GAAP measurement as a measure of operating performance and is not necessarily indicative of cash available to fund all cash needs. The FFO measure presented by the Company may not be comparable to similarly titled measures of other REITs.

(3) EBITDA means operating income before minority interest, mortgage and other interest expense, income taxes, depreciation and amortization. EBITDA does not represent cash generated from operating activities in accordance with GAAP, is not to be considered as an alternative to net income or any other GAAP measurement as a measure of operating performance, and is not necessarily indicative of cash available to fund all cash needs. The Company has included EBITDA herein because, along with cash flows from operating activities, financing activities and investing activities, it provides operating information relevant to the Company's ability to incur and service debt and to make capital expenditures.

(4) Determined by dividing net rentable square feet occupied at the end of such period by total net rentable square feet, excluding Facilities acquired or opened near the end of the period.

(5) Revenues per square foot are calculated on a weighted average annual basis. For the six-month periods, the average revenues per square foot are on an annualized basis.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following summary discussions should be read in conjunction with the information under "Selected Financial Information" and the financial statements and notes thereto incorporated by reference in the accompanying Prospectus as well as the more complete discussion contained in the reports incorporated by reference in the accompanying Prospectus.

  The following discussion is based on the consolidated financial statements of Storage Trust Realty.

FUNDS FROM OPERATIONS

  The Company believes that FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash flows from operating activities, financing activities and investing activities, it provides investors with an understanding of the ability of the Company to incur and service debt and to make capital expenditures. FFO is defined by NAREIT as income (loss) before minority interest (computed in accordance with GAAP), excluding gains or losses from debt restructuring and sales of property, provision for losses, and real estate related depreciation and amortization (excluding amortization of financing costs). FFO is not to be considered as an alternative to net income or any other GAAP measurement as a measure of operating performance and is not necessarily indicative of cash available to fund all cash needs. The FFO measure presented by the Company may not be comparable to similarly titled measures of other REITs. Effective in 1996, the definition of FFO was modified by NAREIT to exclude the add-back of the amortization of deferred financing fees and depreciation of non real estate assets. The Company has adopted this new definition. Amounts for prior years have been revised to conform to the new definition.

FFO is determined as follows (amounts in thousands except for share data):

                                     THREE MONTHS ENDED      SIX MONTHS ENDED
                                          JUNE 30,               JUNE 30,
                                   ---------------------- ----------------------
                                      1997        1996       1997        1996
                                   ----------- ---------- ----------- ----------
Net income before minority
 interest........................  $     5,405 $    3,182 $    10,229 $    6,226
Depreciation of revenue-producing
 assets..........................        1,978      1,406       4,285      2,565
Company's share of joint
 ventures' depreciation..........            4          9           8         13
                                   ----------- ---------- ----------- ----------
FFO..............................  $     7,387 $    4,592 $    14,522 $    8,804
                                   =========== ========== =========== ==========
Weighted-average number of Common
 Shares
 and Units.......................   13,759,469  9,410,104  13,757,607  9,308,409
                                   =========== ========== =========== ==========

  The Company includes Units in these amounts as Units can be exchanged for Common Shares of the Company on a one-for-one basis or redeemed in cash at the Company's option.

  FFO increased $2,795,000 (60.9%) in the second quarter of 1997 over 1996 due to the acquisition of Facilities in 1997 and 1996 and the increased results from those Facilities owned for all of the three months ended June 30, 1997 and 1996. Net operating income, defined as revenues less property operating expenses and real estate taxes, increased on a same store basis by $224,000 (3.7%). These increases were partially offset by increases in general and administrative expenses and interest expense.

  FFO increased $5,718,000 (64.9%) in the first six months of 1997 over 1996 due to the acquisition of Facilities in 1997 and 1996 and the increased results from those Facilities owned for all of the six months ended June 30, 1997 and 1996. Net operating income increased on a same store basis by $633,000 (5.8%). These increases were partially offset by increases in general and administrative expenses and interest expense.

  FFO decreased $184,000 (1.3%) for the pro forma six months ended June 30, 1997 as compared to actual results for this time period due primarily to the fact that (a) the operations of five Facilities acquired during 1997 were in their initial lease-up period and (b) one Facility acquired during 1997 was undergoing a significant expansion that opened in June 1996.

LIQUIDITY AND CAPITAL RESOURCES

  Mortgages and Notes Payable

  The Company had outstanding borrowings of approximately $123.8 million as of September 30, 1997. This indebtedness consists of (a) $100 million of Senior Notes and (b) approximately $23.8 million outstanding under the Credit Line. The Credit Line is used primarily to fund the acquisition, development or conversion of additional facilities. The Credit Line expires in January 1998, and bears interest at a floating rate of LIBOR plus 1.375% (7.075% at September 30, 1997). However, the Company is currently negotiating the terms of a new credit agreement with several banks which is expected to be effective in January 1998.

  In December 1996, the Company received commitments from various institutional investors for the private placement of $100 million of Senior Notes. The Company funded $75 million of the Senior Notes on January 22, 1997 and the remaining $25 million was funded on April 15, 1997. The Senior Notes were issued in two tranches (i) $44 million of Series A Senior Notes with a final maturity of seven years, an average maturity of six years and a fixed interest rate of 7.47% per annum (125 basis points over comparable Treasuries at the date of pricing) and (ii) $56 million of Series B Senior Notes with a final maturity of ten years, an average maturity of eight years and a fixed interest rate of 7.66% per annum (135 basis points over corresponding Treasuries at the date of pricing). The proceeds of the financing were utilized to repay indebtedness under the Credit Line and to finance the acquisition of additional self-storage facilities.

  At September 30, 1997, the Company has joint and several liability with respect to approximately $3.9 million of indebtedness of a joint venture in New Orleans, Louisiana in which it has a 15% interest. In 1996, the Company acquired a 25% interest in a joint venture that is operating a self-storage facility in Kansas City, Missouri that was constructed during 1997. The Company has guaranteed 25% of the joint venture's construction loan, which is for a total of approximately $2.1 million. The balance outstanding under this construction loan as of September 30, 1997 was approximately $1.8 million.

  Liquidity

  The expansion of existing Facilities, the acquisition, conversion and development of additional self-storage facilities and the repayment of indebtedness, including the Senior Notes and any amounts outstanding on the Credit Line, represent the Company's principal liquidity requirements.

  The Company expects to meet its short-term liquidity requirements from (i) net cash provided by operating activities and (ii) borrowings under the Credit Line. The Company expects to meet is long-term liquidity requirements by (i) borrowings under the Credit Line, (ii) the issuance of new debt and (iii) the sale of Common Shares.

  The Company believes that its future net cash flow will be adequate to meet operating requirements and provide for payment of distributions by the Company in accordance with tax requirements relating to a REIT in the short-term and in the long-term. In order to maintain its status as a REIT, the Company will be required to make distributions to its shareholders of at least 95% of its taxable income, which is expected to consist primarily of its share of the income of the Operating Partnership. Differences in timing between the recognition of taxable income and receipt of cash which would be available for distribution could require the Company to borrow to meet the 95% distribution requirement, although the Company does not currently anticipate the need to borrow as a result of any such differences in timing.

CAPITAL EXPENDITURES

  During the three months ended March 31, 1997, the Company spent $187,000 for expansions of existing Facilities and climate-controlled conversions and $446,000 on other capital expenditures. During the three months ended June 30, 1997, the Company spent $131,000 for expansions of existing Facilities and climate-controlled conversions and $832,000 on other capital expenditures. For the twelve months ending June 30, 1998, the Company expects to spend $7,800,000 for expansions and climate-controlled conversions at existing Facilities. For the remaining six months of 1997, the Company expects to spend $1,350,000 on other capital expenditures. The Company believes that it can fund any necessary capital expenditures through its operations or from the Credit Line.

                                  MANAGEMENT

TRUSTEES AND EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to the Trustees and executive officers of the Company. The Company currently has a seven member Board of Trustees which includes four members of the Board of Trustees who are not affiliated with any member of Gordon Burnam's family or officers or employees of the Company (each an "Independent Trustee"). Each of the individuals named below as an officer of the Company accepted that position upon formation of the Company.

NAME                     AGE                            POSITION
----                     ---                            --------
Gordon Burnam...........  66 Chairman of the Board of Trustees (term will expire in 2000)
Michael G. Burnam.......  43 Chief Executive Officer and Trustee (term will expire in 1999)
P. Crismon Burnam.......  34 Chief Operating Officer and Trustee (term will expire in 1998)
Stephen M. Dulle........  49 Chief Financial Officer
Timothy B. Burnam.......  39 Vice President--Construction and Development
Blake Eagle*............  64 Trustee (term will expire in 1998)
Daniel C. Staton*.......  44 Trustee (term will expire in 1999)
Randall K. Rowe*........  43 Trustee (term will expire in 2000)
Fredrick W. Petri*......  50 Trustee (term will expire in 2000)

--------
* Each of these individuals is an Independent Trustee.

  The following is a biographical summary of the experience of the Trustees and executive officers of the Company.

  Gordon Burnam has been the Chairman of the Board of Trustees of the Company since its formation. He is the founder and Chairman of the Board of Directors of BHC, a corporation owned by Gordon Burnam and members of his immediate family. Since 1974, Gordon Burnam has been involved in the development of over 30 self-storage facilities, of which 14 facilities were for BHC. Gordon Burnam now oversees its Board of Directors. From 1982 to 1984, Gordon Burnam was the Chairman of the Board of Directors of the Southwestern Insurance Group. Mr. Gordon Burnam is currently a director of Union Planters Bank of Columbia, was a Central Region Board Member of the Self Storage Association and was president of the National Home Builders Association--Columbia Chapter.

  Michael G. Burnam has been the Chief Executive Officer and a Trustee of the Company since its formation. Michael Burnam previously served as the President of BHC. He began his career in real estate development, and then moved into self-storage management in 1977. Mike oversaw operations for BHC from 1983 through 1994. In 1995, Michael Burnam served as President of the Self Storage Association, a leading industry association. Mike received his B.S. degree in Agricultural Economics from the University of Missouri in 1975. Michael Burnam is Gordon Burnam's son.

  P. Crismon Burnam has been Chief Operating Officer and a Trustee of the Company since its formation. Cris Burnam joined BHC in 1987, most recently serving as its Vice President in charge of Finance and Acquisitions. Cris Burnam previously served as Vice President--Central Region Board of Directors of the Self Storage Association. Cris received his B.S. degree in Agricultural Economics from the University of Missouri in 1985. Cris Burnam is Gordon Burnam's son.

  Stephen M. Dulle has been Chief Financial Officer of the Company since August 1994. Prior thereto, Mr. Dulle was the chief financial officer of each of Colonial Storage Centers I, Ltd., Colonial Storage Centers II, Ltd. and Colonial Storage Centers III, Ltd., respectively. Mr. Dulle was also the Secretary and Treasurer of Colonial Storage Management 85, Inc. and Colonial Storage Management 86, Inc. Prior to joining Colonial in 1980, Mr. Dulle was a Senior Manager with the public accounting firm of KPMG Peat Marwick. Mr. Dulle received his B.S. degree in Business Administration from the University of Missouri in 1971 and his Masters of Business Administration degree in Accounting and Finance from Indiana University in 1973.

  Timothy B. Burnam has been Vice President--Construction and Development of the Company since its formation. Tim had previously served as President of Burnam Construction, Inc., a wholly owned subsidiary of BHC, since 1987. Tim Burnam is directly responsible for the design, planning and purchasing for all of the Company's construction and development projects. Since 1987, Burnam Construction, Inc. has built over 500,000 square feet of self-storage facilities and 175 apartment units. He attended the University of Missouri and has over 15 years' experience in the construction and self-storage businesses. Timothy Burnam is Gordon Burnam's son.

  Blake Eagle has been a Trustee of the Company since November 1994. Mr. Eagle has been, since December 1993, Chairman of the MIT Center for Real Estate, an academic center which engages in a wide variety of research and special programs for the real estate industry and operates a master's degree program in real estate development. From 1985 to 1993, Mr. Eagle was President, Real Estate Consulting, for the Frank Russell Company, a pension fund consulting firm. Mr. Eagle is a member of the Urban Land Institute, the National Society of Real Estate Finance and the American Society of Real Estate Counselors. Mr. Eagle serves as an advisor to the board of the National Council of Real Estate Investment Fiduciaries, which he helped establish, and formerly served as a director of the Institute for Real Estate Research. From 1983 to 1984, Mr. Eagle served as a member of the board of advisors of the Federal National Mortgage Association (Fannie Mae). Mr. Eagle received his B.A. degree in Business Administration from the University of Washington in 1956.

  Randall K. Rowe has been a Trustee of the Company since November 1994. Mr. Rowe is Managing Director and Chief Executive Officer of Transwestern Investment Company, LLC. From January 1995 until March 1996, he was Managing Director and Chief Executive Officer of Equity Venture Partners, Inc., a merchant banking company. From December 1989 until March 1995, he was co-chairman, chief executive officer of Manufactured Home Communities, Inc. ("MHC") and its predecessor entities. From December 1989 until January 1995, Mr. Rowe served as Chairman, Chief Executive Officer of Equity Office Properties, Inc. and President, Chief Executive Officer of Equity Assets Management, Inc. Mr. Rowe holds an M.B.A. degree from Harvard University Graduate School of Business, and a J.D. degree from the University of Michigan Law School. Mr. Rowe is a member of the Urban Land Institute and Chairman of the Policy Committee of the National Realty Committee.

  Daniel C. Staton has been a Trustee of the Company since November 1994. Mr. Staton is President of Walnut Capital Partners, an investment and venture capital company. Mr. Staton was the Chief Operating Officer and Executive Vice President of Duke Realty Investments, Inc. from 1993 to 1997. Mr. Staton has been a Director of Duke Realty Investments, Inc. since 1993. From 1981 to 1993, Mr. Staton was a principal owner of Duke Associates, the predecessor of Duke Realty Investments, Inc. Prior to joining Duke Associates in 1981, Mr. Staton was a partner and general manager of his own moving company, Gateway Van & Storage, Inc. in St. Louis, Missouri. From 1986 to 1988, he served as president of the Greater Cincinnati Chapter of the National Association of Industrial and Office Parks. Mr. Staton received a B.S. degree in Finance from California Western University in 1982, a B.S. degree in General Business from Ohio University in 1991 and is currently working on his Ph.D. in Entrepreneurship at the Union Institute.

  Fredrick W. Petri has been a Trustee of the Company since May 1995. Mr. Petri has been President of Petrone, Petri & Company, a real estate investment firm since 1993. Prior thereto, Mr. Petri was an Executive Vice President of Wells Fargo Bank, where for over 18 years he held various positions involving real estate. Mr. Petri is a director of Simon DeBartolo Group. Additionally, he is a trustee of the Urban Land Institute and a director of the Real Estate Center of the University of Wisconsin Business School. He formerly served as a member of the board of governors and a Vice President of the National Association of Real Estate Investment Trusts and as a board member and director of the National Association of Industrial and Office Parks. Mr. Petri received his B.A. degree in Business and his M.B.A. in Finance from the University of Wisconsin in 1969 and 1970, respectively.

                              RECENT LEGISLATION

  For taxable years beginning after August 5, 1997, the Taxpayer Relief Act of 1997 (the "1997 Act") permits a REIT, with respect to undistributed net capital gains it received during the taxable year, to designate in a notice mailed to shareholders within 60 days of the end of the taxable year (or in a notice mailed with its annual report for the taxable year) such amount of such gains which its shareholders are to include in their taxable income as long-term capital gains. Thus, if the Company made this designation, the shareholders of the Company would include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by the Company, and the Company would have to pay the tax on such gains within 30 days after the close of its taxable year. Each shareholder of the Company would be deemed to have paid such shareholder's share of the tax paid by the Company on such gains, which tax would be credited or refunded to the shareholder. A shareholder would increase his tax basis in his Company stock by the difference between the amount of gain to the holder resulting from the designation less the holder's credit or refund for the tax paid by the Company. See the accompanying Prospectus under "Federal Income Tax Considerations-- Taxation of the Company--General" and under "Taxation of the Company--Annual Distribution Requirements."

  Under the 1997 Act, for taxable years beginning after August 5, 1997, if the Company complies with the Treasury regulations for ascertaining its actual ownership and did not know, or exercising reasonable diligence would not have reason to know, that more than 50% in value of its outstanding shares of stock were held, actually or constructively, by five or fewer individuals, then the Company will be treated as meeting such requirement. See the accompanying Prospectus under "Federal Income Tax Considerations--Taxation of the Company-- Share Ownership Tests."

  For taxable years beginning after August 5, 1997, a REIT is permitted to render a de minimis amount of impermissible services to tenants, or in connection with the management of property, and still treat amounts received with respect to that property as rent from real property. The amount received or accrued by the REIT during a taxable year for impermissible services with respect to a property may not exceed one percent of all amounts received or accrued by the REIT directly or indirectly from the property during the taxable year. The amount received for any service (or management operation) for this purpose shall be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service (or providing the management or operation). See the accompanying Prospectus under "Federal Income Tax Considerations--Taxation of the Company--The 75% Test."

  The 1997 Act repeals the 30% gross income test for REITs for taxable years beginning after August 5, 1997. See the accompanying Prospectus under "Federal Income Tax Considerations--Taxation of the Company--The 30% Test."

  For taxable years beginning after August 5, 1997, the 1997 Act (i) expands the class of non-cash income that is excluded from the distribution requirement to include income from the cancellation of indebtedness and (ii) extends the treatment of original issue discount ("OID") (over cash and the fair market value of property received on the instrument) as such non-cash income to OID instruments generally and for REITs, like the Company, that use an accrual method of accounting. See the accompanying Prospectus under "Federal Income Tax Considerations--Taxation of the Company--Annual Distribution Requirements."

  The 1997 Act made certain changes to the Code with respect to taxation of long-term capital gains earned by taxpayers other than a corporation. In general, for sales made after May 6, 1997, the maximum tax rate for individual taxpayers on net long-term capital gains (i.e., the excess of net long-term capital gain over net short-term capital loss) is lowered to 20% for most assets. This 20% rate applies to sales on or after July 29, 1997 only if the asset was held for more than 18 months at the time of disposition. Capital gains on the disposition of assets on or after July 29, 1997 held for more than one year and up to 18 months at the time of disposition will be taxed as "mid-term gain" at a maximum rate of 28%. Also, so called "unrecaptured section 1250 gain" is subject to a maximum federal income tax rate of 25%. "Unrecaptured section 1250 gain" generally includes the long-term capital gain realized on (i) the sale after May 6, 1997 of a real property asset described in Section 1250 of the Code or (ii) the sale after July 28, 1997 of a real property asset described in Section 1250 of the

Code which the taxpayer has held for more than 18 months, but in each case not in excess of the amount of depreciation (less the gain, if any, treated as ordinary income under Code Section 1250) taken on such asset. A rate of 18% instead of 20% will apply after December 31, 2000 for assets held for more than 5 years. However, the 18% rate applies only to assets acquired after December 31, 2000 unless the taxpayer elects to treat an asset held prior to such date as sold for fair market value on January 1, 2001. In the case of individuals whose ordinary income is taxed at a 15% rate, the 20% rate is reduced to 10% and the 10% rate for assets held for more than 5 years is reduced to 8%.

  Certain aspects of the new legislation on capital gains are currently unclear, including how the reduced rates will apply to gains earned by REITs such as the Company. Until the Internal Revenue Service (the "Service") issues some guidance, it is unclear whether or how the 20% or 10% rates will apply to distributions of long-term capital gains by the Company. The 1997 Act gives the Service authority to apply the 1997 Act's new rules on taxation of capital gains to sales by pass-thru entities, including REITs. It is possible that the Service could provide in such regulations that REIT capital gain dividends must be determined by looking through to the assets sold by the REIT and treated by REIT stockholders as "long-term capital gain", "mid-term gain" and "unrecaptured section 1250 gain" to the extent of such respective gain realized by the REIT. No regulations have yet been issued. Such regulations, if and when issued, may have a retroactive affect. See the accompanying Prospectus under "Federal Income Tax Considerations--Taxation of Shareholders--Taxation of Taxable Domestic Shareholders."

  Shareholders of the Company should consult their tax advisor with regard to
(i) the application of the changes made by the 1997 Act with respect to taxation of capital gains and capital gain dividends and (ii) to state, local and foreign taxes on capital gains.

  New Treasury Regulations recently have been adopted that revise in certain respects the rules applicable to Non-U.S. Shareholders (the "New
Regulations"). The New Regulations are generally effective with respect to payments made after December 31, 1998.

  Currently, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the 30% U.S. withholding tax applicable to certain Non-U.S. Shareholders (see the discussion in the accompanying Prospectus under "Certain United States Tax Considerations for Non-U.S. Shareholders-- Distributions from the Company--Ordinary Dividends"), and for purposes of determining the applicability of a tax treaty rate. Under the New Regulations, however, a Non-U.S. Shareholder who wishes to claim the benefit of an applicable treaty rate will be required to provide an Internal Revenue Service Form W-8 which satisfies applicable certification and other requirements, including a representation as to the holder's foreign status, the holder's name and permanent residence address, and the relevant tax treaty. Such information is subject to being reported to the Internal Revenue Service. A permanent residence address for this purpose generally is the address in the country where the person claims to be a resident for purposes of the country's income tax. If the beneficial holder is a corporation, then the address is where the corporation maintains its principal office in its county of incorporation. The New Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty and for purposes of the 30% withholding tax described above, dividends paid to a Non-U.S. Shareholder that is an entity should be treated as paid to the entity or those holding an interest in that entity. In particular, in the case of a foreign partnership, the certification requirement will generally be applied to the partners of the partnership. In addition, the New Regulations will also require the partnership to provide certain information, including a United States taxpayer identification number, and will provide look-through rules for tiered partnerships. A Non-U.S. Shareholder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amount withheld by filing an appropriate claim for refund with the Service.

  The New Regulations also make certain changes in the new information reporting and backup withholding rules for payments made after December 31, 1998. Shareholders should consult their tax advisors with respect to such changes.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to BancAmerica Robertson Stephens and the Underwriter has agreed to purchase from the Company 2,200,000 Common Shares.

  Under the terms and conditions of the Underwriting Agreement, the Underwriter is committed to take and pay for all of the Common Shares included in the Offering, if any are taken.

  The Underwriter proposes to offer the Common Shares offered hereby from time to time for sale in one or more transactions on the NYSE, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices, subject to prior sale when, as and if delivered to and accepted by the Underwriter. In connection with the sale of the Common Shares included in the Offering, the Underwriter may be deemed to have received compensation from the Company in the form of underwriting discounts. The Underwriter may effect such transactions by selling Common Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriter and/or the purchasers of such Common Shares for whom they may act as agents or to whom they may sell as principal.

  The Company has granted the Underwriter an option, exercisable within 30 days of the date of this Prospectus Supplement, to purchase up to 330,000 additional Common Shares from the Company at the same price per share as the initial 2,200,000 Common Shares to be purchased by the Underwriter. The Underwriter may exercise such option only to cover over-allotments, if any, incurred in connection with the Offering.

  In the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments the Underwriter may be required to make in respect thereof.

  Subject to certain exceptions, the Company, the Operating Partnership and certain of the Company's executive officers and directors have agreed that, for a period of 90 days from the date of this Prospectus Supplement, they will not, without the prior written consent of the Underwriter, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares.

  In connection with the Offering, the rules of the Securities and Exchange Commission (the "Commission") permit the Underwriter to engage in certain transactions that stabilize the price of the Common Shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Shares.

  If the Underwriter creates a short position in the Common Shares in connection with the Offering, i.e., if it sells more Common Shares than are set forth on the cover page of this Prospectus Supplement, the Underwriter may reduce that short position by purchasing Common Shares in the open market. The Underwriter may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

  Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Shares. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once consummated, will not be discontinued without notice.

  The Common Shares are traded on The New York Stock Exchange under the symbol "SEA."

                                    EXPERTS

  The consolidated and combined financial statements and related schedule of Storage Trust Realty (as defined in such financial statements) at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, incorporated by reference in the accompanying Prospectus and the Registration Statement of which the accompanying Prospectus is a part, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference in the accompanying Prospectus. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated by reference in the accompanying Prospectus in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing. The Historical Summaries of Combined Gross Revenue and Direct Operating Expenses with respect to the Facilities acquired since December 31, 1996 for the year ended December 31, 1996, incorporated by reference in the accompanying Prospectus and Registration Statement of which the accompanying Prospectus is a part, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated in the accompanying Prospectus by reference.

                                 LEGAL MATTERS

  Mayer, Brown & Platt, Chicago, Illinois, has passed upon the validity of the issuance of the Common Shares offered pursuant to this Prospectus Supplement and the accompanying Prospectus and on certain tax matters as described under "Federal Income Tax Considerations" in the accompanying Prospectus. Certain legal matters relating to the Offering will be passed upon for the Underwriter by O'Melveny & Myers LLP, San Francisco, California. Mayer, Brown & Platt and O'Melveny & Myers LLP will rely upon the opinion of Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland, as to certain matters of Maryland law.

PROSPECTUS

                             STORAGE TRUST REALTY
                                 $150,000,000
                    COMMON SHARES AND COMMON SHARE WARRANTS

  Storage Trust Realty (the "Company") may from time to time offer and sell in one or more series (i) common shares of beneficial interest, par value $.01 per share (the "Common Shares"), and (ii) warrants to purchase Common Shares (the "Common Share Warrants"), with an aggregate public offering price of up to $150,000,000, on terms to be determined by market conditions at the time of offering. The Common Shares and Common Share Warrants (collectively, the "Offered Securities") may be offered separately or together, in separate series, in amounts and at prices and terms to be set forth in an accompanying supplement to this Prospectus (each, a "Prospectus Supplement").

  The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, (i) in the case of Common Shares, any initial public offering price, and (ii) in the case of Common Share Warrants, the duration, offering price, exercise price and detachability, if applicable, along with any other relevant specific terms. In addition, such specific terms may include limitations on direct or indirect beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate in the judgment of the Company's Board of Trustees to preserve the status of the Company as a real estate investment trust ("REIT") for Federal income tax purposes.

  The applicable Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

  The Offered Securities may be offered directly by the Company, or through agents designated from time to time by the Company, or to or through underwriters or dealers. As set forth under "Description of Shareholder Purchase Rights" and "Plan of Distribution," the Company may sell the Offered Securities to investors directly through subscription rights ("Shareholder Purchase Rights"). If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Description of Shareholder Purchase Rights" and "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Offered Securities.

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION NOR  HAS THE
     SECURITIES   AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.

                               ----------------

     THE ATTORNEY GENERAL OF  THE STATE OF NEW YORK HAS  NOT PASSED ON OR
          ENDORSED THE  MERITS OF THIS OFFERING.  ANY REPRESENTATION
                TO THE CONTRARY IS UNLAWFUL.

                               ----------------

               The date of this Prospectus is December 4, 1996.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy material and other information concerning the Company can be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such material can be obtained from the Commission's Web site at http://www.sec.gov. The Company's outstanding Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "SEA", and all such reports, proxy material and other information filed by the Company with the NYSE may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This prospectus ("Prospectus"), which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the content of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                          INCORPORATION BY REFERENCE

  The following documents filed by the Company with the Commission (File No. 1-13462) pursuant to the Exchange Act are incorporated by reference in this
Prospectus:

    (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

    (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and

    (3) The Company's Current Reports on Form 8-K dated March 5, 1996 (filed March 13, 1996), May 24, 1996 (filed June 7, 1996), June 25, 1996 (filed
  June 25, 1996) and September 16, 1996 (filed October 29, 1996);

    (4) Description of the Common Shares included in the Registration Statement on Form 8-A dated October 14, 1994 (filed October 14, 1994).

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which is or is deemed to be incorporated by reference herein, modifies or supersedes any such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any of the foregoing documents incorporated herein by reference (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Storage Trust Realty, 2407 Rangeline Street, Columbia, Missouri 65202, Attention: Secretary, telephone (573) 499-4799.

                                  THE COMPANY

  The Company and its affiliates constitute a self-administered and self-managed real estate investment trust (a "REIT") which was organized in November 1994 to continue and expand the self-storage facility business conducted by Burnam Holding Companies Co. and certain of its affiliates (collectively, "BHC" or the "Predecessor Company") since 1974. The Company and its affiliates own, manage, lease, acquire and develop self-storage facilities. The Company owns and operates self-storage facilities ("Facilities") in the Southern, Mid-Atlantic, Midwestern and Western regions of the United States. The Company offers a broad range of features and amenities to its customers, including uniformed customer service-oriented facility managers, door alarms, lighting systems, video cameras, twenty-four hour computer-controlled access, climate-controlled storage spaces, attractive buildings and wide drive aisles.

  The business of the Company is operated through Storage Trust Properties, L.P. (the "Operating Partnership") and Storage Realty Management Co. (the "Subsidiary Company"). Substantially all of the Company's assets and interest in self-storage facilities are held by, and all of its operations are conducted through, the Operating Partnership. The Company is the sole general partner of, and thereby controls the operations of, the Operating Partnership, holding an approximately 93.8% (as of October 31, 1996) ownership interest therein. The remaining ownership interests in the Operating Partnership (the "Units") are primarily held by certain owners of the Predecessor Company, including BHC (collectively, "Original Investors"), and certain former owners of assets acquired by the Operating Partnership subsequent to the Company's initial public offering of Common Shares. The Subsidiary Company manages Facilities owned by unrelated third parties and conducts various other businesses, such as the sale of locks and the processing of customer property insurance, at various Facilities. Through its ownership of the preferred stock of the Subsidiary Company, the Operating Partnership enjoys substantially all of the economic benefit of the businesses carried on by the Subsidiary Company.

  The Company was formed as a Maryland real estate investment trust on July 12, 1994. The Company's executive offices are located at 2407 Rangeline Street, Columbia, Missouri 65202 and its telephone number is (573) 499-4799.

                                USE OF PROCEEDS

  Unless otherwise described in the Prospectus Supplement which accompanies this Prospectus, the Company intends to use the net proceeds from the sale of the Offered Securities for the acquisition and development of self-storage facilities as suitable opportunities arise, improvement of the Facilities owned by the Company, repayment of certain then-outstanding secured or unsecured indebtedness and for general corporate purposes.

                         DESCRIPTION OF COMMON SHARES

GENERAL

  The Second Amended and Restated Declaration of Trust of the Company (the "Declaration of Trust") provides that the Company may issue up to 150,000,000 shares of beneficial interest, $.01 par value per share, consisting of common shares and such other types or classes of securities of the Company as the Trustees may create and authorize from time to time and designate as representing a beneficial interest in the Company. No holder of any class of shares of beneficial interest of the Company has any preemptive right to subscribe to any securities of the Company except as may be granted by the Board of Trustees in authorizing the issuance or reclassification of a class of shares of beneficial interest. For a description of certain provisions that could have the effect of delaying, deferring or preventing a change in control, see "Certain Provisions of Maryland Law and of the Company's Declaration of Trust and Bylaws."

  The following description sets forth certain general terms and provisions of the Common Shares to which any Prospectus Supplement may relate, including a Prospectus Supplement which provides for Common Shares issuable pursuant to subscription offerings or rights offerings. The statements below describing the Common Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Declaration of Trust and the Amended and Restated Bylaws of the Company (the "Bylaws"). For further information regarding the Common Shares, see "Certain Provisions of Maryland Law and of the Company's Declaration of Trust and Bylaws."

  All the Common Shares covered by the Registration Statement of which this Prospectus is a part will be, when issued, duly authorized, fully paid and, except as described under "Shareholder Liability" below, non-assessable. Subject to the provisions of the Declaration of Trust regarding Excess Shares (as defined therein), each outstanding Common Share entitles the holder thereof to one vote on all matters voted on by shareholders, including the election of Trustees. Holders of Common Shares do not have the right to cumulate their votes in the election of Trustees, which means that the holders of a majority of the outstanding Common Shares can elect all of the Trustees then standing for election. Distributions may be paid to the holders of Common Shares if and when declared by the Board of Trustees of the Company out of funds legally available therefor, subject to the provisions of the Declaration of Trust regarding Excess Shares. The Company currently pays regular quarterly dividends. Holders of Common Shares have no conversion, redemption, preemptive or exchange rights to subscribe to any securities of the Company. If the Company is liquidated, each outstanding Common Share will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of the Company and the rights of holders of any preferred shares of beneficial interest of the Company. The rights of holders of Common Shares are subject to the rights and preferences established by the Board of Trustees for any preferred shares of beneficial interest which may subsequently be issued by the Company.

RESTRICTIONS ON TRANSFER

  Ownership Limits. The Declaration of Trust contains certain restrictions on the number of Common Shares that individual shareholders may own. For the Company to qualify as a REIT under the Code, no more than 50% in value of its shares of beneficial interest (after taking into account options to acquire shares of beneficial interest and shares of beneficial interest issuable on conversion of convertible securities) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities and constructive ownership among specified family members) during the last half of a taxable year (other than the first taxable year) or during a proportionate part of a short taxable year. The Common Shares must also be beneficially owned (other than during the first taxable year) by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. Because the Company expects to qualify as a REIT, the Declaration of Trust contains restrictions on the acquisition of Common Shares intended to ensure compliance with these requirements.

  Subject to certain exceptions specified in the Declaration of Trust, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 6% (the "Ownership Limit") of the number or value of the issued and outstanding shares of beneficial interest of the Company. The Company's Board of Trustees, upon receipt of a ruling from the Internal Revenue Service (the "Service") or an opinion of counsel or other evidence satisfactory to the Board of Trustees and upon such other conditions as the Board of Trustees may direct, may also exempt a proposed transferee from the Ownership Limit. As a condition of such exemption, the proposed transferee must give written notice to the Company of the proposed transfer no later than the fifteenth day prior to any transfer which, if consummated, would result in the intended transferee owning shares in excess of the Ownership Limit. The Board of Trustees of the Company may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Company's status as a REIT. Any transfer of shares that would (i) create a direct or indirect ownership of shares in excess of the Ownership Limit, (ii) result in the shares being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution) as provided in Section 856(a) of the Code, or (iii) result in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void ab initio, and the intended transferee will acquire no rights to the shares. The foregoing restrictions on transferability and ownership will not apply if the Board of Trustees determines, which determination must be approved by the shareholders, that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

  The Company's Board of Trustees has, by resolution, excluded from the foregoing ownership restriction BHC and Gordon Burnam, Bonnie Burnam, Kimberly Flower, P. Crismon Burnam, Michael G. Burnam, Timothy B. Burnam, any member of their respective immediate families and any of their respective affiliates, heirs, devisees, legal representatives, successors or beneficiaries (the "Burnam Family"), who collectively may own up to 25% of the outstanding shares of beneficial interest of the Company as a group. Additionally, the Declaration of Trust excludes from the foregoing ownership restriction certain Original Investors (and their transferees) who would exceed the Ownership Limit as a result of the exchange of Units for Common Shares. In no event will such persons be entitled to acquire additional shares of beneficial interest of the Company such that the five largest beneficial owners of shares of beneficial interest of the Company hold more than 50% of the total outstanding shares.

  Any shares the purported transfer of which would result in a person owning shares of beneficial interest in excess of the Ownership Limit or cause the Company to become "closely held" under Section 856(h) of the Code that is not otherwise permitted as provided above will constitute excess shares ("Excess Shares"), which will be transferred pursuant to the Declaration of Trust to a party not affiliated with the Company designated by the Company as the trustee of a trust for the exclusive benefit of an organization or organizations described in Sections 170(b)(1)(A) and 170(c) of the Code and identified by the Board of Trustees as the beneficiary or beneficiaries of the trust (the "Charitable Beneficiary"), until such time as the Excess Shares are transferred to a person whose ownership will not violate the restrictions on ownership. While these Excess Shares are held in trust, they will not be entitled to share in any distributions which will be paid to the trust for the benefit of the Charitable Beneficiary and may only be voted by the trustee for the benefit of the Charitable Beneficiary. Subject to the Ownership Limit, the Excess Shares shall be transferred by the trustee at the direction of the Company to any person (if the Excess Shares would not be Excess Shares in the hands of such person). The purported transferee will receive the lesser of (i) the price paid by the purported transferee for the Excess Shares (or, if no consideration was paid, fair market value on the day of the event causing the Excess Shares to be held in trust) and (ii) the price received from the sale or other disposition of the Excess Shares held in trust. Any proceeds in excess of the amount payable to the purported transferee will be paid to the Charitable Beneficiary. In addition, such Excess Shares held in trust are subject to purchase by the Company for a 90 day period at a purchase price equal to the lesser of (i) the price paid for the Excess Shares by the purported transferee (or, if no consideration was paid, fair market value at the time of the event causing the shares to be held in trust) and (ii) the fair market value of the Excess Shares on the date the Company elects to purchase. Fair market value, for these purposes, means the last reported sales price reported on the NYSE on the trading day immediately preceding the relevant date, or if not then traded on the NYSE, the last reported sales price on the trading day immediately preceding the relevant date as reported on any exchange or quotation system over or through which the relevant class of shares of beneficial interest may be traded, or if not then traded over or through any exchange or quotation system, then the market price on the relevant date as determined in good faith by the Board of Trustees of the Company.

  From and after the purported transfer to the purported transferee of the Excess Shares, the purported transferee shall cease to be entitled to distributions, voting rights and other benefits with respect to the Excess Shares except the right to payment on the transfer of the Excess Shares as described above. Any distribution paid to a purported transferee on Excess Shares prior to the discovery by the Company that such Excess Shares have been transferred in violation of the provisions of the Declaration of Trust shall be repaid, upon demand, to the Company, which shall pay any such amounts to the trust for the benefit of the Charitable Beneficiary. If the foregoing transfer restrictions are determined to be void, invalid or unenforceable by any court of competent jurisdiction, then the purported transferee of any Excess Shares may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring such Excess Shares and to hold such Excess Shares on behalf of the Company.

  All certificates representing shares of beneficial interest will bear a legend referring to the restrictions described above.

  All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% (or such other percentage between 1/2 of 1% and 5%, as provided in the rules and regulations promulgated under the Code) of the number or value of the outstanding shares of beneficial interest of the Company must give a written notice containing certain information to the Company by January 31 of each year. In addition, each shareholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares of beneficial interest as the Board of Trustees deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to determine the Company's status as a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

  These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the Common Shares might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

SHAREHOLDER LIABILITY

  Both Maryland statutory law governing real estate investment trusts organized under the laws of that state and the Declaration of Trust provide that no shareholder of the Company will be personally liable for any obligations of the Company (other than the obligation to pay to the Company the consideration for which shares were or are to be issued) solely by virtue of his status as a shareholder. The Declaration of Trust further provides that the Company shall indemnify each shareholder against claims or liabilities to which the shareholder may become subject by reason of his being or having been a shareholder, and that the Company shall reimburse each shareholder for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, unless such claim or liability arises out of the shareholder's bad faith, willful misconduct or gross negligence, and provided that the shareholder gives prompt notice as to any such claims or liabilities and takes such action as will permit the Company to conduct the defense thereof. In addition, it is the Company's policy to include a clause in its contracts which provides that shareholders assume no personal liability for obligations entered into on behalf of the Company. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, a shareholder may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by the Company. Inasmuch as the Company carries public liability insurance which it considers adequate, any risk of personal liability to shareholders is limited to situations in which the Company's assets plus its insurance coverage would be insufficient to satisfy the claims against the Company and its shareholders.

TRANSFER AGENT AND REGISTRAR

  Boatmen's Trust Company (510 Locust Street, St. Louis, Missouri 63178) has been appointed as transfer agent and registrar for the Common Shares.

                     DESCRIPTION OF COMMON SHARE WARRANTS

  The Company may issue Common Share Warrants for the purchase of Common Shares. Common Share Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Common Share Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Common Share Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Share Warrants. The following summaries of certain provisions of the Warrant Agreement and the Common Share Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Warrant Agreement and the Common Share Warrant certificates relating to each series of Common Share Warrants, which will be filed, at or prior to the time of the issuance of such series of Common Share Warrants, with the Commission as exhibits to a document incorporated by reference in this Prospectus.

  If Common Share Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Common Share Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of Common Shares purchasable upon exercise of such Common Share Warrants and the exercise price; (iii) whether such Common Share Warrants are being offered with Common Shares and the number of such Common Share Warrants being offered with such Common Shares; (iv) the date, if any, on and after which such Common Share Warrants and the related Common Shares will be transferable separately;
(v) the date on which the right to exercise such Common Share Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (vi) any special United States Federal income tax consequences; and
(vii) any other material terms of such Common Share Warrants.

  Common Share Warrant certificates may be exchanged for new Common Share Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Common Share Warrants to purchase Common Shares, holders of such Common Share Warrants will not have any rights of holders of such Common Shares, including the right to receive payments of dividends, if any, on such Common Shares, or to exercise any applicable right to vote.

  To protect the Company's status as a REIT, restrictions on ownership of Common Share Warrants similar to the restrictions on ownership of Common Shares will be imposed and enforced. See "Description of Common Shares-- Restrictions on Transfer."

EXERCISE OF COMMON SHARE WARRANTS

  Each Common Share Warrant will entitle the holder thereof to purchase such number of Common Shares at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Common Share Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Common Share Warrants will become void.

  Common Share Warrants may be exercised by delivering to the Warrant Agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Common Shares purchasable upon such exercise together with certain information set forth on the reverse side of the Common Share Warrant certificate. Common Share Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five (5) business days of the Common Share Warrant certificate evidencing such Common Share Warrants. Upon receipt of such payment and the Common Share Warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Common Shares purchasable upon such exercise. If fewer than all of the Common Share Warrants represented by such Common Share Warrant certificate are exercised, a new Common Share Warrant certificate will be issued for the remaining amount of Common Share Warrants.

AMENDMENTS AND SUPPLEMENTS TO WARRANT AGREEMENT

  The Warrant Agreements may be amended or supplemented without the consent of the holders of the Common Share Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Common Share Warrants and that do not adversely affect the interests of the holders of the Common Share Warrants.

ADJUSTMENTS

  Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of Common Shares covered by, a Common Share Warrant are subject to adjustment in certain events, including (i) payment of a dividend on the Common Shares payable in shares of beneficial interest and share splits, combinations or reclassifications of the Common Shares; (ii) issuance to all holders of Common Shares of rights or warrants to subscribe for or purchase Common Shares at less than their current market price (as defined in the Warrant Agreement for such series of Common Share Warrants); and (iii) certain distributions of evidences of indebtedness or assets (including securities but excluding cash distributions paid out of consolidated earnings or retained earnings or dividends payable in Common Shares) or of subscription rights and warrants (excluding those referred to above).

  No adjustment in the exercise price of, and the number of Common Shares covered by, a Common Share Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of Common Shares covered by, a Common Share Warrant will not be adjusted for the issuance of Common Shares or any securities convertible into or exchangeable for Common Shares, or carrying the right or option to purchase or otherwise acquire the foregoing, in exchange for cash, other property or services.

  In the event of any (i) consolidation or merger of the Company with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding Common Shares); (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of the Company; or (iii) reclassification, capital reorganization or change of the Common Shares (other than solely a change in par value or from par value to no par value), then any holder of a Common Share Warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such Common Share Warrant the kind and amount of shares of beneficial interest or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder's Common Share Warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the Common Share Warrant following any such event consists of common shares of the surviving entity, then from and after the occurrence of such event, the exercise price of such Common Share Warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common shares were Common Shares.

                  DESCRIPTION OF SHAREHOLDER PURCHASE RIGHTS

  As set forth under "Plan of Distribution" below, the Company may sell the Offered Securities to investors directly through Shareholder Purchase Rights. If Offered Securities are to be sold through Shareholder Purchase Rights, such Shareholder Purchase Rights will be distributed as a dividend to the Company's shareholders for which shareholders will pay no separate consideration. The Prospectus Supplement with respect to the offer of Offered Securities pursuant to Shareholder Purchase Rights will set forth the relevant terms of the Shareholder Purchase Rights, including (i) whether Common Shares or Common Share Warrants, or both, will be offered pursuant to the Shareholder Purchase Rights and the number of Common Shares and Common Share Warrants, as applicable, which will be offered pursuant to the Shareholder Purchase Rights,
(ii) the period during which and the price at which the Shareholder Purchase Rights will be exercisable, (iii) the number of Shareholder Purchase Rights then outstanding, (iv) any provisions for changes to or adjustments in the exercise price of the Shareholder Purchase Rights and (v) any other material terms of the Shareholder Purchase Rights. See "Plan of Distribution."

                   CERTAIN PROVISIONS OF MARYLAND LAW AND OF
                 THE COMPANY'S DECLARATION OF TRUST AND BYLAWS

  The following paragraphs summarize material provisions of Maryland law, the Declaration of Trust and the Bylaws. The summary does not purport to be complete and reference is made to Maryland law as well as the Declaration of Trust and the Bylaws, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

BOARD OF TRUSTEES

  The Declaration of Trust and the Bylaws provide that the number of Trustees of the Company may be established by a majority of a quorum of the entire Board of Trustees but may not be fewer than three nor more than fifteen. The Declaration of Trust provides that a majority of the Trustees must be persons who are not affiliated with any member of the Burnam Family or officers or employees of the Company ("Independent Trustees"). Any vacancy on the Board of Trustees will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining Trustees (even if less than a quorum), except that a vacancy resulting from an increase in the number of Trustees will be filled by a majority of the entire Board of Trustees and, in the event that a majority of the Board of Trustees are not Independent Trustees by reason of the resignation or removal of one or more Independent Trustees or otherwise, the remaining Independent Trustees (or, if there are no Independent Trustees, the remaining members of the Board of Trustees) shall promptly elect that number of Independent Trustees necessary to cause the Board of Trustees to include a majority of Independent Trustees.

  Pursuant to the terms of the Declaration of Trust, the Trustees are divided into three classes, holding office initially for one-year, two-year and three-year terms, respectively. As these initial terms expire, Trustees in each class are elected for terms of three years and until their successors are duly elected and qualified. The Company believes that classification of the Board of Trustees will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Trustees.

  The classified Trustee provision could have the effect of making the removal of incumbent Trustees more time-consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Board of Trustees.

  Holders of Common Shares have no right to cumulative voting for the election of Trustees. Consequently, at each annual meeting of shareholders, the holders of a majority of Common Shares voting together as a single class will be able to elect all of the successors of the Trustees whose terms expire at that meeting. Trustees may be removed at any time by the affirmative vote of the holders of two-thirds of the Common Shares.

BUSINESS COMBINATIONS

  Under the Maryland General Corporation Law, as amended from time to time (the "MGCL"), as applicable to Maryland real estate investment trusts, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland real estate investment trust and any person who beneficially owns 10% or more of the voting power of the shares of the trust or an affiliate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting shares of beneficial interest of the trust (an "Interested Shareholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Shareholder became an Interested Shareholder. Thereafter, any such business combination must be (a) recommended by the Board of Trustees of such trust and (b) approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the trust and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares (other than voting shares held by the Interested Shareholder with whom the business combination is to be effected or by an affiliate or associate thereof), voting together as a single group, unless, among other things, the company's common shareholders receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for his shares. These provisions of Maryland law do not apply, however, to business combinations with a particular Interested Shareholder or its existing or future affiliates that are approved or exempted by the board of trustees of the trust prior to the time that the Interested Shareholder becomes an Interested Shareholder or if the original declaration of trust includes a provision electing not to be governed, in whole or in part, as to business combinations generally, specifically or generally by types, as to identified or unidentified existing or future Interested Shareholders or their affiliates. The Declaration of Trust, in accordance with Maryland law, exempts the Burnam Family from the foregoing restrictions. As a result, members of the Burnam Family may be able to enter into business combinations with the Company, which may not be in the best interests of the shareholders, without compliance by the Company with the super-majority voting requirements and the other provisions of the statute.

CONTROL SHARE ACQUISITIONS

  The MGCL, as applicable to Maryland real estate investment trusts, imposes limitations on the voting rights of shares acquired in a "control share acquisition" relating to a Maryland real estate investment trust. The MGCL defines a "control share acquisition" as the acquisition of "control shares," which is defined as voting shares that would entitle the acquiror to exercise voting power in electing trustees in excess of the following levels of voting power: 20%, 33 1/3%, and 50%. The MGCL requires a two-thirds shareholder vote (excluding shares owned by the acquiring person and certain members of management) to accord voting rights to shares acquired in a control share acquisition. The MGCL also requires a Maryland real estate investment trust to hold a special meeting at the request of an actual or proposed control share acquiror generally within 50 days after a request is made with the submission of an "acquiring person statement," but only if the acquiring person (a) delivers a written undertaking to pay the expenses of such special meeting or, if required by the Board of Trustees, posts a bond for the cost of the meeting and (b) submits a definitive financing agreement to the extent that financing is not provided by the acquiring person. In addition, unless the charter or bylaws provide otherwise, the MGCL gives a Maryland real estate investment trust, within certain time limitations, various redemption rights if there is a shareholder vote on the issue and the grant of voting rights is not approved, or if an "acquiring person statement" is not delivered to the target company within 10 days following a control share acquisition. Moreover, unless the charter or bylaws provide otherwise, the MGCL provides that if, before a control share acquisition occurs, voting rights are accorded to the control shares which results in the acquiring person having a majority of voting power, then minority shareholders are entitled to appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction or (b) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust. The Declaration of Trust, in accordance with Maryland law, contains a provision exempting acquisitions of shares by the Burnam Family from the foregoing provisions.

AMENDMENT TO THE DECLARATION OF TRUST

  The Declaration of Trust may be amended only by the affirmative vote or written consent of the holders of not less than a majority of all of the shares of beneficial interest entitled to vote on the matter, except that the Trustees by a two-thirds vote may amend provisions of the Declaration of Trust from time to time to qualify as a real estate investment trust under the Code and the Maryland REIT Law.

TERMINATION OF THE COMPANY

  The Declaration of Trust permits the termination of the Company and the discontinuation of the operations of the Company by the affirmative vote or written consent of the holders of not less than two-thirds of the outstanding shares of beneficial interest.

ADVANCE NOTICE OF TRUSTEE NOMINATIONS AND NEW BUSINESS

  The Bylaws provide that (a) with respect to an annual meeting of shareholders, nominations of persons for election to the Board of Trustees and the proposal of business to be considered by shareholders may be made only (i) pursuant to the Company's notice of the meeting, (ii) by or at the direction of the Board of Trustees, or (iii) by a shareholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws, and (b) with respect to special meetings of shareholders, only the business specified in the Company's notice of meeting may be brought before the meeting of shareholders, and, if the Board of Trustees has determined that Trustees shall be elected at any such meeting, nominations of persons for election to the Board of Trustees may be made only on terms similar to those for annual meetings.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE DECLARATION OF TRUST AND BYLAWS

  The business combination provisions and the control share acquisition provisions of the MGCL, the provisions of the Declaration of Trust on classification of the Board of Trustees and removal of Trustees and the advance notice provisions of the Bylaws could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for holders of Common Shares or otherwise be in their best interest.

                       FEDERAL INCOME TAX CONSIDERATIONS

  The following is a description of the material Federal income tax consequences to the Company and its shareholders of the treatment of the Company as a REIT. The discussion is general in nature and not exhaustive of all possible tax considerations, nor does the discussion give a detailed description of any state, local, or foreign tax considerations. The discussion does not discuss all aspects of Federal income tax law that may be relevant to a prospective shareholder in light of his particular circumstances or to certain types of shareholders (including insurance companies, financial institutions or broker-dealers, tax exempt organizations, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the Federal income tax laws nor does the discussion address special considerations, if any, which may relate to the purchase of Common Share Warrants.

  THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, AND EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO IT OF THE PURCHASE, OWNERSHIP AND SALE OF THE SECURITIES OFFERED HEREBY, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

  If certain detailed conditions imposed by the REIT provisions of the Code are met, entities, such as the Company, that invest primarily in real estate and that otherwise would be treated for Federal income tax purposes as corporations, are generally not taxed at the corporate level on their "REIT taxable income" that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (i.e., at both the corporate and shareholder levels) that generally results from the use of corporations.

  If the Company fails to qualify as a REIT in any year, however, it will be subject to Federal income taxation as if it were a domestic corporation, and its shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, the Company could be subject to potentially significant tax liabilities, and therefore the amount of cash available for distribution to its shareholders would be reduced or eliminated.

  The Company has elected REIT status effective for the taxable year ended December 31, 1994, and the Board of Trustees of the Company believes that the Company has operated and expects that the Company will continue to operate in a manner that has enabled the Company to qualify as a REIT and will permit the Company to maintain its REIT status in each taxable year thereafter. There can be no assurance, however, that this belief or expectation will be fulfilled, since qualification as a REIT depends on the Company continuing to satisfy numerous asset, income and distribution tests described below, which in turn will be dependent in part on the Company's operating results.

TAXATION OF THE COMPANY

  General. In any year in which the Company qualifies as a REIT it will not, in general, be subject to Federal income tax on that portion of its REIT taxable income or capital gain which is distributed to shareholders. The Company may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed.

  Notwithstanding its qualification as a REIT, the Company may also be subject to taxation in certain other circumstances. If the Company should fail to satisfy either the 75% or the 95% gross income test (as discussed below), and nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on the greater of the amount by which the Company fails either the 75% or the 95% test, multiplied by a fraction intended to reflect the Company's profitability. The Company will also be subject to a tax of 100% on net income from any "prohibited transaction" as described below, and if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax on such income from foreclosure property at the highest corporate rate. In addition, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company may also be subject to the corporate alternative minimum tax, as well as tax in certain situations not presently contemplated. The Subsidiary Company will be taxed on its income at regular corporate rates. The Company will use the calendar year both for Federal income tax purposes and for financial reporting purposes.

  In order to qualify as a REIT, the Company must meet, among others, the following requirements:

  Share Ownership Tests. The Company's shares of beneficial interest must be held by a minimum of 100 persons for at least 335 days in each taxable year (or a proportional number of days in any short taxable year). In addition, at all times during the second half of each taxable year, no more than 50% in value of the outstanding shares of beneficial interest of the Company may be owned, directly or indirectly and by applying certain constructive ownership rules, by five or fewer individuals, which for this purpose includes certain tax-exempt entities. However, for purposes of this test, any shares of beneficial interest held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust. These share ownership requirements need not be met until the second taxable year of the Company for which a REIT election is made.

  In order to attempt to ensure compliance with the foregoing share ownership tests, the Company has placed certain restrictions on the transfer of its shares of beneficial interest to prevent additional concentration of share ownership. Moreover, to evidence compliance with these requirements, under Treasury regulations the Company must maintain records which disclose the actual ownership of its outstanding shares of beneficial interest. In fulfilling its obligations to maintain records, the Company must and will demand written statements each year from the record holders of designated percentages of its shares of beneficial interest disclosing the actual owners of such shares of beneficial interest (as prescribed by Treasury regulations). A list of those persons failing or refusing to comply with such demand must be maintained as a part of the Company's records. A shareholder failing or refusing to comply with the Company's written demand must submit with his tax return a similar statement disclosing the actual ownership of Company shares of beneficial interest and certain other information. In addition, the Declaration of Trust provides restrictions regarding the transfer of its shares of beneficial interest that are intended to assist the Company in continuing to satisfy the share ownership requirements. See "Description of Common Shares--Restrictions on Transfer."

  Asset Tests. At the close of each quarter of the Company's taxable year, the Company must satisfy two tests relating to the nature of its assets (with "assets" being determined in accordance with generally accepted accounting principles). First, at least 75% of the value of the Company's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items, government securities and qualified temporary investments. Second, although the remaining 25% of the Company's assets generally may be invested without restriction, securities in this class may not exceed (i) in the case of securities of any one non-government issuer, 5% of the value of the Company's total assets or (ii) 10% of the outstanding voting securities of any one such issuer. Where the Company invests in a partnership (such as the Operating Partnership), it will be deemed to own a proportionate share of the partnership's assets. See "--Tax Aspects of the Company's Investments in Partnerships--General." Accordingly, the Company's investment in the Facilities through its interest in the Operating Partnership is intended to constitute an investment in qualified assets for purposes of the 75% asset test.

  The Operating Partnership owns 100% of the non-voting preferred stock and 5% of the voting stock of the Subsidiary Company. See "The Company." By virtue of its partnership interest in the Operating Partnership, the Company is deemed to own its pro rata share of the assets of the Operating Partnership, including the securities of the Subsidiary Company, as described above. Because the Operating Partnership owns only 5% of the voting securities of the Subsidiary Company, and the preferred stock's approval right is limited to certain fundamental corporate actions that could adversely affect the preferred stock as a class, the 10% limitation on holdings of voting securities of any one issuer should not be exceeded.

  Based upon its analysis of the total estimated value of the Subsidiary Company stock owned by the Operating Partnership relative to the estimated value of the total assets owned by the Operating Partnership and the other assets of the Company, the Company believes that the Company's pro rata share of the stock of the Subsidiary Company owned by the Operating Partnership does not exceed, on the date of this Prospectus, 5% of the value of the Company's total assets. This 5% limitation must be satisfied not only as of the date that the Company (directly or through the Operating Partnership) acquired securities of the Subsidiary Company, but also at the end of any quarter in which the Company increases its interest in the Subsidiary Company or so acquires other property. In this respect, if the holder of a right to exchange Units for Common Shares, including BHC or an Original Investor, exercises such rights, the Company will thereby increase its proportionate (indirect) ownership interest in the Subsidiary Company, thus requiring the Company to meet the 5% test in any quarter in which such conversion option is exercised. A similar result will follow in the case of any exchange of Units by Operating Partnership or Subsidiary Company employees that they received pursuant to the option plan established by the Company. Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Operating Partnership's overall interest in the Subsidiary Company.

  Gross Income Tests. There are three separate percentage tests relating to the sources of the Company's gross income which must be satisfied for each taxable year. For purposes of these tests, where the Company invests in a partnership, the Company will be treated as receiving its share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of the Company as it has in the hands of the partnership. See "--Tax Aspects of the Company's Investments in Partnerships--General" below. The three tests are as follows:

  The 75% Test. At least 75% of the Company's gross income for the taxable year must be "qualifying income." Qualifying income generally includes (i) rents from real property (except as modified below); (ii) interest on obligations secured by mortgages on, or interests in, real property; (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"); (iv) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by such property ("foreclosure property"); (vii) commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property; and
(viii) certain qualified temporary investment income attributable to the investment of new capital received by the Company in exchange for its shares during the one-year period following the receipt of such capital.

  Rents received from a customer will not, however, qualify as rents from real property in satisfying the 75% test (or the 95% gross income test described below) if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant. In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property for purposes of the 75% and 95% gross income tests, the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no income, except that the "independent contractor" requirement does not apply to the extent that the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience."

  The Company intends to monitor its operations in the context of these standards so as to satisfy the 75% and 95% gross income tests. The Operating Partnership provides certain services at the Facilities it owns and may provide certain services at any newly acquired self-storage facilities of the Operating Partnership. The Company believes for purposes of the 75% and 95% gross income tests, that the services provided at such facilities and any other services and amenities provided by the Operating Partnership or its agents with respect to such facilities are and will continue to be of the type usually or customarily rendered in connection with the rental of space for occupancy only. The Company intends that services that cannot be provided directly by the Operating Partnership, the Subsidiary Company or other agents will be performed by independent contractors.

  The 95% Test. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of the Company's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest, or gains from the sale or other disposition of stock or other securities that are not dealer property. Dividends and interest on any obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. The Company intends to closely monitor its non-qualifying income and anticipates that non-qualifying income from its other activities will not result in the Company failing to satisfy either the 75% or 95% gross income test. The Operating Partnership owns partnership interests in certain joint ventures which own certain Facilities. No assurance can be given that such partnerships will not realize non-qualifying income, in which case the Operating Partnership's distributive share of such income would be non-qualifying income.

  For purposes of determining whether the Company complies with the 75% and the 95% gross income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property (excluding foreclosure property); however, it does not include a sale of property if such property is held by the Company for at least four years and certain other requirements (relating to the number of properties sold in a year, their tax bases, and the cost of improvements made thereto) are satisfied. See "--Taxation of the Company--General" and "--Tax Aspects of the Company's Investments in Partnerships--Sale of the Facilities."

  The Company believes that, for purposes of both the 75% and the 95% gross income tests, its investment in the Facilities through the Operating Partnership will in major part give rise to qualifying income in the form of rents, and that gains on sales of the Facilities, or of the Company's interest in the Operating Partnership, generally will also constitute qualifying income.

  Even if the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (i) the Company's failure to comply was due to reasonable cause and not to willful neglect; (ii) the Company reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. If these relief provisions apply, however, the Company will nonetheless be subject to a 100% tax on the greater of the amount by which it fails either the 75% or 95% gross income test, multiplied by a fraction intended to reflect the Company's profitability.

  The 30% Test. The Company must derive less than 30% of its gross income for each taxable year from the sale or other disposition of (i) real property held for less than four years (other than foreclosure property and involuntary conversions); (ii) stock or securities (including an interest rate swap or cap agreement) held for less than one year; and (iii) property in a prohibited transaction. The Company does not anticipate that it will have difficulty in complying with this test. However, if extraordinary circumstances were to occur that give rise to dispositions of self-storage facilities held for less than four years (for example, on account of the inability to obtain refinancing), the 30% test could become an issue.

  Annual Distribution Requirements. In order to qualify as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its shareholders each year in an amount at least equal to (A) the sum of (i) 95% of the Company's REIT taxable income (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.

  The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements described in the first sentence of the preceding paragraph. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible that the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing the Company's REIT taxable income on the other hand; due to the Operating Partnership's inability to control cash distributions with respect to any properties as to which it does not have decision making control; or for other reasons. To avoid a problem with the 95% distribution requirement, the Company will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, intends to borrow funds (or cause the Operating Partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.

  If the Company fails to meet the 95% distribution requirement as a result of an adjustment to the Company's tax return by the Service, the Company may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

  Failure to Qualify. If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify as a REIT will not be deductible by the Company, nor generally will they be required to be made under the Code. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from re-electing taxation as a REIT for the four taxable years following the year during which qualification was lost.

TAX ASPECTS OF THE COMPANY'S INVESTMENTS IN PARTNERSHIPS

  General. The Company holds a partnership interest in the Operating Partnership. See "The Company." In addition, the Operating Partnership owns partnership interests in several joint venture partnerships which own certain Facilities. In general, a partnership is a "pass-through" entity which is not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company will include its proportionate share of the foregoing partnership items for purposes of the various REIT gross income tests and in the computation of its REIT taxable income. See "--Taxation of the Company-- General" and "--Gross Income Tests."

  Each partner's share of a partnership's tax attributes is determined in accordance with the partnership agreement, although the allocations will be adjusted for tax purposes if they do not comply with the technical provisions of Code Section 704(b) and the regulations thereunder. The Operating Partnership's allocations of tax attributes are intended to comply with these provisions. Notwithstanding these allocation provisions, for purposes of complying with the gross incomes tests discussed above, the Company will be deemed to have received a share of the income of the Partnership based on its capital interest in the Operating Partnership.

  Also, any resultant increase in the Company's REIT taxable income from its interest in the Operating Partnership (whether or not a corresponding cash distribution is also received from the Operating Partnership) will increase its distribution requirements (see "--Taxation of the Company--Annual Distribution Requirements"), but will not be subject to Federal income tax in the hands of the Company provided that an amount equal to such income is distributed by the Company to its shareholders. Moreover, for purposes of the REIT asset tests (see "--Taxation of the Company--Asset Tests"), the Company will include its proportionate share of assets held by the Operating Partnership (including the Operating Partnership's share of assets held through its interests in the joint venture partnerships).

  Entity Classification. The Company's interest in the Operating Partnership involves special tax considerations, including the possibility of a challenge by the Service of the status of the Operating Partnership as a partnership (as opposed to an association taxable as a corporation for Federal income tax purposes). If the Operating Partnership were to be treated as an association, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change, which would preclude the Company from satisfying the REIT asset tests and the REIT gross income tests (see "-- Taxation of the Company--Asset Tests" and "--Gross Income Tests"), which in turn would prevent the Company from qualifying as a REIT. (See "--Taxation of the Company--Failure to Qualify" above, for a discussion of the effect of the Company's failure to meet such tests.) A similar result could occur if any of the joint venture partnerships in which the Operating Partnership owns a partnership interest were classified as associations taxable as corporations.

  Tax Allocations with Respect to the Facilities. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as certain of the Facilities or interests therein), must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic arrangements among the partners. The formation of the Operating Partnership included contributions of appreciated property (including certain of the Facilities or interests therein). Consequently, the Partnership Agreement requires certain allocations to be made in a manner consistent with
Section 704(c) of the Code.

  In general, certain contributors of certain of the Facilities or interests therein will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership on the contributed assets (including certain of such Facilities). This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale or a deemed sale, and accordingly variations from normal Section 704(c) principles may arise, which could result in the allocation of additional taxable income to the Company in excess of corresponding cash proceeds in certain circumstances.

  Treasury regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including retention of the method under current law. The Operating Partnership and the Company will use the traditional method for making allocations under Section 704(c) with respect to the existing Facilities.

  With respect to any property purchased by the Operating Partnership subsequent to the admission of the Company to the Operating Partnership as well as certain Facilities acquired in taxable transactions, in general, such property will initially have a tax basis equal to its fair market value and
Section 704(c) of the Code will not apply.

  Sale of the Facilities. The Company's share of any gain realized by the Operating Partnership on the sale of any dealer property generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Taxation of the Company--General" and "Gross Income Tests-- The 95% Test." Under existing law, whether property is dealer property is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold (and, to the extent within its control, to have any joint venture in which the Operating Partnership is a partner so hold) the Facilities for investment with a view to long-term appreciation, to engage in the business of acquiring, owning, operating and developing the Facilities and other self-storage facilities, and to make such occasional sales of the Facilities and other facilities acquired subsequent to the date hereof as are consistent with the Company's investment objectives. Based upon the Company's investment objectives, the Company believes that overall the Facilities should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material.

TAXATION OF SHAREHOLDERS

  Taxation of Taxable Domestic Shareholders. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares of beneficial interest of the Company. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that the Company makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the shareholder, reducing the tax basis of a shareholder's Common Shares by the amount of such excess distribution (but not below zero), with distributions in excess of the shareholder's tax basis being taxed as capital gains (if the Common Shares are held as a capital asset). In addition, any dividend declared by the Company in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to Company shareholders.

  In general, any loss upon a sale or exchange of Common Shares by a shareholder who has held such Common Shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gains.

  Backup Withholding. The Company will report to its domestic shareholders and to the Service the amount of dividends paid for each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such shareholder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding is available as a credit against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to the Company. See "Certain United States Tax Considerations for Non-U.S. Shareholders-- Distributions from the Company--Capital Gain Dividends" below.

  Taxation of Tax-Exempt Shareholders. The Service has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute unrelated business taxable income ("UBTI"). Subject to the discussion below regarding a "pension-held REIT," based upon such ruling and the statutory framework of the Code, distributions by the Company to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code, that the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity, and that the Company, consistent with its present intent, does not hold a residual interest in a REMIC.

  However, if any pension or other retirement trust that qualifies under
Section 401(a) of the Code ("qualified pension trust") holds more than 10% by value of the interests in a "pension-held REIT" at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a "pension-held REIT" is defined as a REIT if (i) such REIT would not have qualified as a REIT but for the provisions of the Code which look through such a qualified pension trust in determining ownership of shares of the REIT and (ii) at least one qualified pension trust holds more than 25% by value of the interests of such REIT or one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the interests in such REIT. The Company does not expect to be a "pension-held REIT."

OTHER TAX CONSIDERATIONS

  Subsidiary Company. The income of the Subsidiary Company is subject to Federal and state income tax at full corporate rates, and the Subsidiary Company cannot claim a deduction for the dividends it pays to its shareholders, including the Company. To the extent that the Subsidiary Company pays Federal, state or local taxes, it will have less cash available to distribute to its shareholders, thereby reducing cash available for distribution by the Company to its shareholders. The Subsidiary Company will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful.

  Possible Legislative or Other Actions Affecting Tax Consequences. Prospective shareholders should recognize that the present Federal income tax treatment of investment in the Company may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the Service and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. No assurance can be given as to the form or content (including with respect to effective dates) of any tax legislation which may be enacted. Revisions in Federal tax laws and interpretations thereof could adversely affect the tax consequences of investment in the Company.

  In particular, the Treasury Department promulgated regulations on December 29, 1994 that would permit the Service to recharacterize transactions involving partnerships purporting to create tax advantages inconsistent with the intent of the partnership provisions of the Code. The intended application of these regulations is uncertain. Nonetheless, although the matter is not free from doubt, it is believed that these regulations will not adversely affect the Company's ability to qualify as a REIT.

  State and Local Taxes. The Company and its shareholders may be subject to state or local taxation, and the Company and the Operating Partnership may be subject to state or local tax withholding requirements, in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in Common Shares.

                   CERTAIN UNITED STATES TAX CONSIDERATIONS
                           FOR NON-U.S. SHAREHOLDERS

  The following is a discussion of certain anticipated U.S. Federal income and U.S. Federal estate tax consequences of the ownership and disposition of shares of beneficial interest applicable to Non-U.S. Shareholders of such shares. A "Non-U.S. Shareholder" is (i) any individual who is neither a citizen nor resident of the United States, (ii) any corporation or partnership other than a corporation or partnership created or organized in the United States or under the laws of the United States or any state thereof or under the laws of the District of Columbia, (iii) any estate the income of which, from sources without the United States which is not effectively connected with the conduct of a trade or business within the United States, is not includable in gross income for United States Federal income tax purposes or (iv) any trust which is not a "United States Trust". A United States Trust is (a) for taxable years beginning after December 31, 1996, or if the trustee of a trust elects to apply the following definition to an earlier taxable year, any trust if, and only if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. trustees have the authority to control all substantial decisions of the trust, and (b) for all other taxable years, any trust whose income is includable in gross income for United States Federal income tax purposes regardless of its source. The discussion is based on current law and is for general information only. The discussion does not address other aspects of U.S. Federal taxation other than income and estate taxation or all aspects of U.S. Federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Shareholder.

  PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF BENEFICIAL INTEREST.


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DISTRIBUTIONS FROM THE COMPANY

  Ordinary Dividends. The portion of dividends received by Non-U.S. Shareholders payable out of the Company's earnings and profits that are not attributable to capital gains of the Company and that are not effectively connected with a U.S. trade or business of the Non-U.S. Shareholder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty or the Non-U.S. Shareholder files an Internal Revenue Service Form 4224 with the Company certifying that the investment to which the distribution relates is effectively connected to a United States trade or business of such Non-U.S. Shareholder). Under certain limited circumstances, the amount of tax withheld may be refundable, in whole or in part, because of the tax status of certain partners or beneficiaries of Non-U.S. Shareholders that are either foreign partnerships or foreign estates or trusts. In general, Non-U.S. Shareholders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of shares of beneficial interest. In cases where the dividend income from a Non-U.S. Shareholder's investment in shares of beneficial interest is (or is treated as) effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax (unless reduced by treaty) in the case of a Non-U.S. Shareholder that is a foreign corporation).

  Under currently applicable Treasury regulations, withholding agents are required to determine the applicable withholding rate pursuant to the appropriate tax treaty, and withhold the appropriate amount. Treasury regulations proposed in 1996, which have not been adopted, and are, therefore, not currently effective, would, if and when they become effective, require Non-U.S. Shareholders to file a form W-8 to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends paid after December 31, 1997. Such form would require a representation by the holder as to foreign status, the holder's name and permanent residence address, the basis for a reduced withholding rate (e.g., the relevant tax treaty) and other pertinent information, to be certified by such holder under penalties of perjury. Such information is subject to being reported to the Internal Revenue Service. A permanent resident address for this purpose generally is the address in the country where the person claims to be a resident for the purpose of the country's income tax. If the beneficial holder is a corporation, then the address is where the corporation maintains its principal office in its country of incorporation.

  Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), any distribution made by the Company to a Non-U.S. Shareholder, to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") by the Company ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Shareholder and subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, the Company will be required to withhold tax equal to 35% of the amount of such distribution to the extent it constitutes USRPI Capital Gains. Such distribution may also be subject to the 30% branch profits tax (unless reduced by treaty) in the case of a Non-U.S. Shareholder that is a foreign corporation.

  Non-Dividend Distributions. Any distributions by the Company that exceed both current and accumulated earnings and profits of the Company will not be taxed as either ordinary dividends or capital gain dividends. See "Federal Income Tax Considerations--Taxation of Shareholders--Taxation of Taxable Domestic Shareholders." However, if it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding. Should this occur, the Non-U.S. Shareholder may seek a refund of overwithholding from the Service once it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

DISPOSITIONS OF SHARES OF BENEFICIAL INTEREST

  Unless the shares of beneficial interest constitute USRPIs, a sale or exchange of shares of beneficial interest by a Non-U.S. Shareholder generally will not be subject to U.S. taxation under FIRPTA. The shares of beneficial interest will not constitute USRPIs if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Shareholders. It is currently anticipated that the Company will be a domestically controlled REIT and, therefore, that the sale of shares of beneficial interest will not be subject to taxation under FIRPTA. No assurance can be given that the Company will continue to be a domestically controlled REIT.

  If the Company does not constitute a domestically controlled REIT, a Non-U.S. Shareholder's sale or exchange of shares of beneficial interest generally will still not be subject to tax under FIRPTA as a sale of USRPIs provided that (i) the Company's shares of beneficial interest are "regularly traded" (as defined by applicable Treasury regulations) on an established securities market (e.g., the NYSE, on which the Common Shares are listed) and (ii) the selling Non-U.S. Shareholder held 5% or less of the Company's outstanding shares of beneficial interest at all times during a specified testing period.

  If gain on the sale or exchange of shares of beneficial interest were subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, and the purchaser of shares of beneficial interest could be required to withhold 10% of the purchase price and remit such amount to the Service. The branch profits tax would not apply to such sales or exchanges.

  Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Shareholder in two cases: (i) if the Non-U.S. Shareholder's investment in shares of beneficial interest is effectively connected with a U.S. trade or business conducted by such Non-U.S. Shareholder, the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain or (ii) if the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to 30% tax on the individual's capital gain (unless reduced or eliminated by treaty).

FEDERAL ESTATE TAX

  Shares of beneficial interest owned or treated as owned by an individual who is not a citizen or "resident" (as specifically defined for U.S. Federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. Federal estate tax on the property includable in the estate for U.S. Federal estate tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  The Company must report annually to the Service and to each Non-U.S. Shareholder the amount of dividends (including any capital gain dividends) paid to, and the tax withheld with respect to, each Non-U.S. Shareholder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these returns may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Shareholder resides.

  U.S. backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting will generally not apply to dividends (including any capital gain dividends) paid on shares of beneficial interest to a Non-U.S. Shareholder at an address outside the United States. The proposed Treasury regulations referred to under "--Distributions from the Company--Ordinary Dividends," in general, would similarly require a Non-U.S Shareholder to provide the form W-8 previously referred to in order for dividends paid after December 31, 1997 to be exempt from backup withholding and information reporting.

  The payment of the proceeds from the disposition of shares of beneficial interest to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Shareholder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of shares of beneficial interest to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of a payment of proceeds from the disposition of shares of beneficial interest to or through a non-U.S. office of a broker which is (i) a U.S. person, (ii) a "controlled foreign corporation" for U.S. Federal income tax purposes or (iii) a foreign person 50% or more of whose gross income for certain periods is derived from a U.S. trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the holder is a Non-U.S. Shareholder (and the broker has no actual knowledge to the contrary) and certain other conditions are met, or the holder otherwise establishes an exemption. Under proposed Treasury regulations, a payment of the proceeds from the disposition of shares of beneficial interest to or through such broker will be subject to backup withholding if such broker has actual knowledge that the holder is a U.S. person.

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Shareholder's U.S. Federal income tax liability, provided that required information is furnished to the Service.

  These backup withholding and information reporting rules are currently under review by the Treasury Department, and their application to shares of beneficial interest is subject to change.

                             PLAN OF DISTRIBUTION

  The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Direct sales to investors may be accomplished through subscription offerings or through Shareholder Purchase Rights distributed to the Company's shareholders. See "Description of Shareholder Purchase Rights." In connection with subscription offerings or the distribution of Shareholder Purchase Rights to shareholders, if all of the underlying Offered Securities are not subscribed for, the Company may sell such unsubscribed Offered Securities to third parties directly or through underwriters or agents and, in addition, whether or not all of the underlying Offered Securities are subscribed for, the Company may concurrently offer additional Offered Securities to third parties directly or through underwriters or agents. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

  The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices related to the prevailing market prices at the time of sale or at negotiated prices (any of which may represent a discount from the prevailing market prices). The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

  If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and (ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

  Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                    EXPERTS

  The consolidated and combined financial statements and related schedule of Storage Trust Realty and Predecessor Company (as defined in such financial statements) at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, incorporated by reference in this Prospectus and the Registration Statement of which this Prospectus is a part, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The Historical Summaries of Combined Gross Revenue and Direct Operating Expenses with respect to two facilities acquired since December 31, 1995 for the year ended December 31, 1995, included in the Company's Current Report on Form 8-K dated May 24, 1996 (filed June 7, 1996) and incorporated by reference in this Prospectus and the Registration Statement of which this Prospectus is a part, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The Historical Summaries of Combined Gross Revenue and Direct Operating Expenses with respect to nine facilities acquired since December 31, 1995 for the year ended December 31, 1995, included in the Company's Current Report on Form 8-K dated September 16, 1996 (filed October 29, 1996) and incorporated by reference in this Prospectus and the Registration Statement of which this Prospectus is a part, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be (to the extent covered by consents filed with the Securities and Exchange Commission), incorporated herein by reference in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements given upon the authority of such firm as experts in accounting and auditing. The historical summary of combined gross revenue and direct operating expenses of the 25 Facilities acquired on May 24, 1996 from Balcor/Colonial Storage Income Fund-86 for the year ended December 31, 1995 has been incorporated by reference in the Registration Statement, of which this Prospectus is a part, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  Certain legal matters relating to the validity of the Offered Securities will be passed upon for the Company by Mayer, Brown & Platt. Mayer, Brown & Platt has in the past represented and is currently representing the Company and certain of its affiliates.

                              STORAGE TRUST REALTY